Pursuant to Rule 424(b)5
Registration Statement No. 333-124005
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 3, 2005
4,300,000 Shares
Common Stock

         We are selling 4,300,000 shares of our common stock offered by this prospectus supplement.
      Our common stock is listed on the New York Stock Exchange under the symbol “SEN”. The last reported sale price on the New York Stock Exchange Composite Tape on August 9, 2005, was $6.55 per share.
      The underwriters have an option to purchase a maximum of 645,000 additional shares to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” on page S-5.

		Underwriting
		Discounts
	Price to	and	Proceeds to
	Public	Commissions	SEMCO

Per Share	$6.32	$0.2528	$6.0672
Total	$27,176,000	$1,087,040	$26,088,960
      Delivery of the shares of common stock will be made on or about August 15, 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
Credit Suisse First Boston

Natexis Bleichroeder Inc.

A.G. Edwards
The date of this prospectus supplement is August 9, 2005.

Prospectus Supplement
Prospectus

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
      We provide information to you about this offering in two separate documents that are combined together. The first document is the prospectus supplement, which described the specific terms of this offering. The second part is the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both documents combined. If information in the prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

i

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights information contained elsewhere in this prospectus supplement or incorporated by reference herein. You should read the entire prospectus supplement and the incorporated documents carefully, including the financial statements and the notes thereto. You should read “Risk Factors” beginning on page S-5 for more information about important factors that you should consider before investing in the common stock. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares. References to “we,” “us,” “our” and “SEMCO” refer to SEMCO Energy, Inc. and its subsidiaries.
Our Company
      We are a public utility company headquartered in southeastern Michigan. Our primary business is a regulated natural gas distribution business with operations in Michigan and Alaska. Founded in 1950, we have historically conducted diversified, non-utility businesses in addition to our natural gas distribution business. Beginning in 2003, our Board of Directors decided to focus our efforts on our core natural gas distribution business. This shift in strategic focus prompted efforts to market our discontinued construction services business, which was sold in September 2004. Our gas distribution business accounted for approximately 98% of our consolidated revenues in 2004.
      We purchase, transport, distribute and sell natural gas to approximately 404,000 customers in Michigan and Alaska as of June 30, 2005. Our Michigan gas operations are known as SEMCO Gas and our Alaskan operations are known as ENSTAR. As of December 31, 2004, we had 160 miles and 393 miles of gas transmission pipelines and 5,529 miles and 2,527 miles of gas distribution mains and service lines in and near the SEMCO Gas and ENSTAR service areas, respectively. Our customer base includes residential, commercial and industrial customers, of which approximately 90% were residential as of June 30, 2005. Our largest customers include power plants, food production facilities, paper processing plants, furniture manufacturers, a liquefied natural gas plant, a fertilizer plant and others in a variety of industries.
      Our executive offices are located at 1411 Third Street, Suite A, Port Huron, Michigan 48060, and our telephone number is (810) 987-2200.
Gas Distribution Business
      Our gas distribution business has two primary components: gas sales and gas transportation. Gas sales revenue is generated primarily through the sale and delivery of natural gas to residential and commercial customers. Revenues from gas sales accounted for approximately 91% of consolidated operating revenues in 2004 and approximately 90% of consolidated operating revenues in both 2003 and 2002. Our gas distribution business also provides transportation services to its large-volume commercial and industrial customers. With such transportation services, those customers have the option of purchasing natural gas directly from third-party suppliers. The gas purchased by customers from third-party suppliers is then transported on our gas transmission and distribution network to the customers.
      SEMCO Gas, one of our divisions, provides natural gas and associated services to a diverse customer base of, as of June 30, 2005, approximately 284,000 residential, commercial and industrial customers in Michigan. Our largest concentration of customers is in southeastern Michigan, where we had approximately 116,000 customers as of June 30, 2005.
      ENSTAR’s operations consist of ENSTAR Natural Gas Company (one of our divisions), Alaska Pipeline Company, or APC (one of our subsidiaries), and Norstar Pipeline Company (a subsidiary of APC). ENSTAR provides natural gas distribution services to approximately 120,000 customers in the Anchorage metropolitan and adjoining areas, and its service area encompasses over 50% of the population of Alaska, as of June 30, 2005. Our average number of customers in Alaska increased by an average of approximately 3.2% annually during the last three years. According to 2003 data supplied by the American Gas Association, ENSTAR also has one of the highest consumption levels of natural gas per residential customer among investor-owned utilities in the United States. APC’s transmission system delivers natural gas from producing fields in south central Alaska to ENSTAR’s Anchorage-area gas distribution system. APC’s only customer is ENSTAR. Norstar began operations in 2002 and provides pipeline management and pipeline construction management services to non-affiliate customers in Alaska.
Other Businesses
      We also own and operate other businesses that generally complement our gas distribution business, consisting of information technology services, propane distribution, intrastate natural gas pipelines and natural gas storage facilities. These businesses generated approximately 2% of our consolidated revenues in 2004.
Business Strategy
      Since 2003, we have been focused on becoming, and have become, primarily a natural gas distribution company. We are, and intend to continue, executing our strategy by:

•	Focusing on Our Core Business. As a result of our new strategic focus, we sold substantially all the operating assets of our discontinued construction services business on September 3, 2004. Although we will continue to conduct our non-utility businesses that support our gas distribution business, we are focused on our core business of gas distribution as our chief revenue generator.

•	Expanding Our Gas Distribution Business. We will continue to seek opportunities to expand our gas distribution business (including related pipeline and storage operations) in an economical manner through appropriate system improvements and the attachment of on-main and near-main potential customers within our existing service territories. In addition to seeking growth within our existing service territories, we seek to selectively analyze and make acquisitions of, or investments in, natural gas distribution businesses and assets, pipelines and storage facilities that provide attractive service territories and additional economies of scale. In June 2005, we acquired substantially all of the assets and certain liabilities of Peninsular Gas Company for approximately $3.1 million in cash (subject to adjustment), which added approximately 3,900 customers to our gas distribution business in the upper peninsula of Michigan. This is a relatively small acquisition but illustrative of our current strategic direction.

•	Maintaining Positive Regulatory Relationships. In our regulated gas distribution business, it is important that we maintain positive relationships with the regulatory agencies under which we have the authority to provide gas distribution services. We strive to do this by, among other things, providing reliable and responsive customer service to minimize complaints to our regulators. In March 2005 and February 2005, we entered into settlements with the Michigan Public Service Commission, or MPSC, and the City Commission of Battle Creek, or CCBC, respectively, which upon approval authorized rate increases that collectively exceed $10 million per year. In Alaska, the Regulatory Commission of Alaska, or RCA, has indicated that we will not be required to submit a new rate case until 2008, which provides us with near-term stability in that market.
Competitive Strengths
      We believe the following characteristics distinguish our past performance and future growth potential from other natural gas distribution utilities:

•	Strong Core Utility Operations. Approximately 98% of our consolidated revenue is generated from our regulated gas distribution business. Pricing mechanisms are designed so that our cost of gas purchased is passed through to our customers and, therefore, we are able to generate strong, consistent operating cash flows.

•	Barriers to Entry. Our gas distribution business is regulated by state and local governmental authorities, and we are required to obtain franchise and certificate authority to engage in the delivery of gas. We do not believe it is likely that the regulatory bodies would grant another natural gas distribution franchise in our service territories.

•	Attractive Service Territories. ENSTAR’s Alaskan service territory has one of the highest gas consumption levels per residential customer in the United States. In addition, the customer growth rate for our gas distribution business has exceeded the industry average growth rate in the past three years. Our service territories also provide ready access to natural gas supplies due to their proximity to current supply sources.

•	Strong Supply and Storage Networks with Long-term Fuel Supply Contracts. We have sufficient long-term gas supply contracts, storage and pipeline access for our gas distribution business. SEMCO Gas also has access to natural gas supplies throughout the United States and Canada via major interstate and intrastate pipelines that run through Michigan. SEMCO Gas owns or leases underground storage facilities in Michigan with a working capacity that equals approximately 36% of our 2004 annual gas sales volumes in Michigan. In Alaska, ENSTAR has gas supply contracts of varying terms with Marathon Oil Company, Chevron U.S.A., Inc., ConocoPhillips Alaska, Inc., Aurora Gas Company, Anchorage Municipal Light and Power and Union Oil Company of California, or Unocal. Collectively, the gas suppliers are scheduled to supply all of ENSTAR’s gas requirements through 2008.

•	Infrastructure Investments. Over the last several years, we have made material investments in our gas distribution infrastructure. These investments have resulted in increased customer service and administrative and operational efficiencies in our businesses.

The Offering

Issuer	SEMCO Energy, Inc.

Common stock we are offering	4,300,000 shares (4,945,000 shares, if the underwriters’ exercise in full their option to purchase additional shares)

Common stock outstanding immediately following this offering	32,993,491 shares (33,638,491 shares, if the underwriters’ exercise in full their option to purchase additional shares), not including (i) the 23.5 million shares that we have previously reserved for issuance, into which the 350,000 shares of our 5.00% Series B Convertible Cumulative Preferred Stock (the “Series B Preferred Stock”) are potentially convertible, and (ii) the vested and unvested options outstanding to purchase 1.2 million shares of our common stock as of June 30, 2005.

NYSE symbol	SEN

Use of proceeds	We intend to use the net proceeds from this offering to redeem $26,088,950 in aggregate principal amount of our outstanding 10.25% Series A Subordinated Debentures due 2040 (the “10.25% Subordinated Notes”), held by our unconsolidated capital trust subsidiary, SEMCO Capital Trust I (the “Trust”). We will pay the accrued and unpaid interest on the 10.25% Subordinated Notes with available cash or a borrowing under our short-term bank credit facility. We will send the notice of the redemption promptly following the closing of this offering. The Trust, in turn, will use the proceeds from the redemption to redeem $25,306,275 of 10.25% Cumulative Trust Preferred Securities held by the public and $782,675 of the Trust’s common securities held by us. As of the date of this prospectus supplement, there is $30,927,850 aggregate principal amount outstanding of the 10.25% Subordinated Notes. To the extent the underwriters exercise any of their option to purchase 645,000 additional shares to cover over-allotments, we will use net proceeds therefrom to redeem an equivalent amount of principal of our 10.25% Subordinated Notes.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information in this prospectus supplement, before making an investment decision. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock.
Risks Relating to Our Business
Our natural gas distribution business is subject to utility rate regulation, and certain actions of the regulatory bodies may reduce our revenues and our profitability.
      We are regulated by the MPSC, the RCA and the CCBC. These regulatory bodies have jurisdiction over, among other things, rates, accounting procedures and standards of service. With regard to regulation by the MPSC and the CCBC, in March 2005 and February 2005, respectively, we entered into settlements which upon approval, authorized rate increases. With certain exceptions, we have agreed not to request a further base rate increase with the CCBC to be effective before April 1, 2008, but we are not restricted in requesting that the MPSC authorize further base rate increases. With regard to regulation by the RCA, in June 2005, the RCA issued an order that, among other things, requires our Alaska division and its pipeline subsidiary to file a depreciation study of their Alaska utility plant by June 1, 2007 (as of December 31, 2006) and a revenue requirement and cost-of-study (including rate design data) with the RCA by June 6, 2008 (using a test year ended December 31, 2007).
      Approximately 98% of our revenues are generated by our regulated gas distribution business. While we currently have settlements with the MPSC and the CCBC setting our rates in those jurisdictions, there is no guarantee that we would prevail in seeking rate increases in future rate cases. We also have no guarantee that we will be successful in our rate case before the RCA after December 31, 2007. The possibility of a rate decrease, the failure to grant any requested rate increase, cost disallowances, the precise timing of any rate increase, decrease or any other action by our regulators, may reduce our revenues and our profitability.
Our operations and earnings are weather sensitive and seasonal.
      Our gas sales revenue is generated primarily through the sale and delivery of natural gas to residential and commercial customers, who use natural gas mainly for space heating. Consequently, weather has a significant impact on sales and revenues. Given the impact of weather on our gas distribution business, this segment is a seasonal business. Most of our gas sales revenue is generated in the first and fourth quarters of the calendar year and we typically experience losses in the non-heating season, the second and third fiscal quarters of the year. As a result, a mild winter in one of our service areas can have a significant adverse impact on demand for natural gas and, consequently, our earnings and results of operations.
      Warmer than normal weather over the last several years has adversely affected the results of operations of our gas distribution business, which has accounted for more than 98% of our consolidated operating revenues for the last three fiscal years. In our Michigan service area, the temperature was approximately 0.3% and 0.9% warmer than normal during 2004 and 2002, respectively, and approximately 4.7% colder than normal during 2003. The temperature was approximately 6.0%, 8.0% and 7.8% warmer than normal in our Alaska service area during 2004, 2003 and 2002, respectively. We estimate that the combined impact of warmer or colder than normal temperatures in Michigan and/or Alaska reduced the gas sales margin of our gas distribution business by approximately $3.9 million, $2.7 million and $5.9 million in 2004, 2003 and 2002, respectively.
Our customers may be able to acquire natural gas without using our distribution system, which would reduce our revenues.
      Consistent with other gas distribution utilities, there is potential risk for industrial customers and electric generating plants, located in close proximity to interstate natural gas pipelines, to bypass us and connect directly to such pipelines, which would reduce our revenues. From time to time, customers raise the issue of bypass and we attempt to address their concerns. We can make no assurances that our customers will not bypass us or that we could successfully retain such customers by employing any special efforts.
Our earnings growth is substantially dependent on customer growth.
      Many of our customers are increasingly endeavoring to conserve on energy costs through utilizing energy-efficient heating devices, increased insulation, alternative energy sources and other means. Over the past several years, average annual gas usage has been decreasing slightly because, among other things, new homes and appliances are typically more energy efficient than older homes and appliances. Accordingly, our earnings growth is substantially dependent on customer growth and may be adversely affected if we are unable to achieve customer growth within our existing service territories or add additional customers by expanding our service territories.
Our operating results may be reduced by downturns in the economy.
      Our operations are affected by the conditions and overall strength of the national, regional and local economies, which impacts the amount of residential, industrial and commercial growth and actual gas use in our service territories. Many of our commercial and industrial customers use natural gas in the production of their products. During economic downturns, these customers may see a decrease in demand for their products, which in turn may lead to a decrease in the amount of natural gas they require for production. In addition, during periods of slow or little economic growth, energy conservation efforts often increase. A weakening economy could also adversely impact our customer collections.
Volatility in the price of natural gas and alternative energy sources could reduce our profits.
      The market price of alternative energy sources such as coal, electricity, oil and steam is the primary competitive factor affecting the demand for our gas transportation services. Certain large industrial customers have or may acquire the capacity to be able to use one or more alternative energy sources or shift production to other facilities if the price of natural gas and delivery services increase significantly. Natural gas has typically been less expensive than these alternative energy sources. However, over the past three years, natural gas prices have been volatile, making some of these alternative energy sources more economical than natural gas. During this period, certain of our large Michigan industrial customers have periodically switched to alternative energy sources.
      To lessen the possibility of fuel switching by industrial customers, we offer flexible contract terms and additional services, such as gas storage and balancing. Partially offsetting the impact of this price sensitivity among certain large industrial customers has been the use of natural gas to reduce emissions from their plants. We cannot predict the future stability of natural gas prices nor can we make any assurances that the impact of environmental legislation or any special services we offer will outweigh the negative effects of gas price volatility. Should these customers convert their requirements to another form of energy, our revenue could be reduced.
Our liquidity and earnings could be adversely affected by the MPSC’s retrospective review of our gas procurement practices.
      Pricing for our gas distribution services are governed in Michigan by an MPSC-approved gas cost recovery, or GCR, pricing mechanism and in Alaska by an RCA-approved gas cost adjustment, or GCA, pricing mechanism. Both of these pricing mechanisms are designed so that, in the absence of any cost disallowances, our cost of gas purchased is passed-through to our customers and, therefore, we do not recognize any income on the gas commodity charge portion of customer rates. In both jurisdictions, these pricing mechanisms allow for the adjustment of rates charged to customers for increases and decreases in the cost of gas purchased by us for sale to customers.

      In our gas distribution area regulated by the MPSC, our gas procurement practices are subject to an annual MPSC review. If costs are then disallowed, such costs would be expensed in the cost of gas but would not be recovered by us in rates. The ability of the MPSC to annually retrospectively review our gas procurement practices creates the potential for the disallowance of our recovery through the rates we charge of some or all of our costs of purchasing gas. Such a disallowance could affect our liquidity and earnings.

Declining production from the Cook Inlet gas fields may result in potential deliverability problems in ENSTAR’s service area.
      ENSTAR’s Anchorage area gas supply system is not linked to major interstate and intrastate pipelines or natural gas supplies in other states or Canada. As a result, ENSTAR procures natural gas supplies under long-term RCA-approved contracts from producers in and near the Cook Inlet area. Production from the Cook Inlet gas fields is declining and new discoveries have been modest. As of January 1, 2004, the Cook Inlet area had approximately 2.1 trillion cubic feet, or Tcf, of total proved natural gas reserves according to the most recently available information contained in the Alaska Department of Natural Resources Division of Oil and Gas 2004 Annual Report. Based on the Department’s reported 2003 net production of 208 billion cubic feet, or Bcf, there is a reserve life of approximately 10 years, although shortages of daily deliverability could occur earlier. There is ongoing exploration for natural gas in the Cook Inlet area by several parties, including producers that have supply contracts with ENSTAR. The United States Geological Survey and Minerals Management Service has estimated that the Cook Inlet area contains another approximately 2.3 Tcf of undiscovered natural gas, but there are no assurances that any of this natural gas will be discovered and, if discovered, can be produced economically.
      ENSTAR has been active in efforts to extend its supply of Cook Inlet gas and to find other gas sources. In addition, preliminary activity by other energy industry participants is underway to finance, permit and build a natural gas pipeline that would extend from Alaska’s North Slope, through Alaska and Canada, to the lower 48 states. Assuming this pipeline is built, the flow of natural gas through it could not be expected to begin before the middle of the next decade, at the earliest. We can provide no assurances, however, with respect to the building of this pipeline, when it will be put in service, or whether natural gas supplies transported by the pipeline would be available to ENSTAR customers.

Changes in our regulatory environment and recent events in the energy markets that are beyond our control may reduce our profitability and limit our access to capital markets.
      Our rates and operations in our gas distribution business are subject to regulation by various federal, state and local regulators as well as the actions of federal, state and local legislators. As a result of the energy crisis in California during 2000 and 2001, the volatility of natural gas prices in North America, the bankruptcy filings by certain energy companies and investigations by governmental authorities into energy trading activities, the collapse in market values of energy companies and the downgrading by rating agencies of a large number of companies in the energy sector, companies in the regulated and unregulated energy businesses have generally been under an increased amount of scrutiny by federal, state and local regulators, participants in the capital markets and the rating agencies. In addition, the Financial Accounting Standards Board, or FASB, or the Securities and Exchange Commission, or SEC, could enact new accounting standards that could impact the way we are required to record revenues, assets and liabilities. We cannot predict or control what effect these types of events, or future actions of regulatory agencies in response to such events, may have on our business or our access to the capital markets.

We may be required to recognize additional impairment charges which would reduce our reported earnings.
      Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our goodwill balance annually or at any time when events occur, which could impact the value of our business segments. During the fourth quarter of 2004, it was determined that all of the goodwill associated with our IT services business ($0.2 million) was impaired. The $0.2 million before-tax charge for impairment of goodwill is reflected in our Consolidated Statements of Operations for the year ended December 31, 2004, in operating expenses. During the third quarter of 2003, it was determined that all of the goodwill associated with our construction services business ($17.6 million) was impaired. The $17.6 million before-tax charge for impairment of goodwill is reflected in our Consolidated Statements of Operations for the year ended December 31, 2003, as part of the loss from the discontinued construction services business.
      The 2005 annual impairment tests for our business units will be conducted during the third and fourth quarters of 2005. There were no adverse changes in the carrying amount of goodwill for the six-month period ended June 30, 2005. Our determination of whether an impairment has occurred is based on an estimate of discounted cash flows attributable to our reporting units that have goodwill. We must make long-term forecasts of future revenues, expenses and capital expenditures related to the reporting unit in order to make the estimate of discounted cash flows. These forecasts require assumptions about future demand, future market conditions, regulatory developments and other factors. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period that could substantially reduce our reported earnings in a period of such change, but not have any impact on our cash flow.

Our ability to use net operating loss carry-forwards may be impaired.
      As of December 31, 2004, we had available approximately $111.0 million of net operating losses, or NOLs, with which to offset the imposition of federal income taxes with respect to our future taxable income. In 2004, we underwent an “ownership change” for purposes of section 382 of the Internal Revenue Code of 1986, as amended. In general, an ownership change occurs whenever there is a more than 50% change in the ownership of the stock of a corporation, taking into account all cumulative changes in ownership over the preceding three years. As a result of the ownership change, our ability to use approximately $103 million of our total NOLs in the future is limited. However, we believe that, based on the size of the limitation and projections of future taxable income, we should be able to utilize the entire $111.0 million of NOLs before they expire.
      The issuance of additional shares of our capital stock could ultimately trigger another ownership change that could further limit our ability to use such NOLs. While our March 2005 issuance of our Series B Preferred Stock which is convertible into common stock alone did not trigger such an ownership change, that offering when coupled with the shares offered hereby and other future changes in the ownership of our common stock (some of which will be beyond our control) will probably lead to a future ownership change. Any such future ownership change could result in the imposition of lower limits on our utilization of the NOLs to offset future taxable income as well as our ability to use certain built-in losses and tax credits. The magnitude of such limitations and their effect on us is difficult to assess and will depend in part on our value at the time of any such ownership change and prevailing interest rates at such time.

Our operations and business are subject to extensive environmental laws and regulations that may increase our cost of operations, impact or limit our business plans or expose us to environmental liabilities.
      Our operations and business are subject to extensive environmental laws and regulations that relate to the environment and health and safety, including those that impose liability for the costs of investigation and cleaning up, and for damage to natural resources from, past spills, waste disposal on and off-site and other releases of hazardous materials or regulated substances. In particular, under applicable environmental requirements, we may be responsible for the investigation and remediation of environmental conditions at currently owned or leased sites, as well as formerly owned, leased, operated or used sites. We may be subject to associated liabilities, including liabilities resulting from lawsuits brought by private litigants, related to the operations of our facilities or the land on which our facilities are located, regardless or whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third-party or a neighboring facility whose operations may have affected our facility or land.
      Given the nature of the past operations conducted by us and others at our properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where environmental site assessments or other investigations have been conducted. Changes in existing laws or policies or their enforcement, future spills or accidents or the discovery of currently unknown contamination may give rise to environmental liabilities which may be material. Based upon the information presently available to us, we expect to incur costs associated with investigatory and remedial actions at seven of our Michigan sites that were formerly manufactured gas plant operations. Because the extent of the soil and groundwater contamination at these sites has not been fully delineated and the scope of our liability (along with other responsible parties, if any) has not been determined, it is difficult for us to estimate the full extent of our liability at this time. However, it is possible that our share of such liability could be material. To the extent not fully recoverable from our customers through regulatory rate proceedings or from insurance recoveries, these costs would reduce our earnings and could harm our business.
      Compliance with the requirements and terms and conditions of the environmental licenses, permits and other approvals that are required for the operation of our business may cause us to incur substantial capital costs and operating expenses and may impose restrictions or limitations on the operation of our business, all of which could be substantial. Environmental health and safety regulations may also require us to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our facilities. Existing environmental laws and regulations may be revised to become more stringent or new laws or regulations may be adopted or become applicable to us which may result in increased compliance costs or additional operating restrictions and could reduce our earnings and harm our business, particularly if those costs are not fully recoverable from our customers through regulatory rate proceedings.

Substantial operational risks are involved in operating a natural gas distribution, pipeline and storage system and such operational risks could reduce our revenues and increase our expenses.
      There are substantial risks associated with the operation of a natural gas distribution, pipeline and storage system, such as operational hazards and unforeseen interruptions caused by events beyond our control. These include adverse weather conditions, accidents, the breakdown or failure of equipment or processes, the performance of pipeline facilities below expected levels of capacity and efficiency and catastrophic events such as explosions, fires, earthquakes, floods, landslides or other similar events beyond our control. These risks could result in injury or loss of life, extensive property damage, business interruption or environmental pollution, which in turn could lead to substantial financial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks. Liabilities incurred that were not fully covered by insurance could adversely affect our results of operation and financial condition. Additionally, interruptions to the operation of our gas distribution, pipeline or storage system caused by such an event could reduce revenues generated by us and increase our expenses.

Our ability to grow our businesses will be adversely affected if we are not successful in making acquisitions or in integrating the acquisitions we have made.
      One of our strategies is to grow through acquisitions. There is significant competition for acquisitions in the U.S. natural gas industry and we believe that there are numerous potential acquisition candidates, some of which represent opportunities that would be material to us. We cannot assure you that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings or that any additional debt incurred to finance acquisitions will not impair our capitalization.

      In addition, the restructuring of the energy markets in the United States and internationally, including the privatization of government-owned utilities and the sale of utility-owned assets, is creating opportunities for, and competition from, well-capitalized existing competitors as well as new entrants to the markets, which may affect our ability to achieve our business strategy.
      To the extent we are successful in making acquisitions, such acquisitions can involve a number of risks including the assumption of material liabilities, the terms and conditions of any state or federal regulatory approvals required for the acquisitions, the diversion of management’s attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of geographically dispersed personnel and operations. The failure to successfully make and integrate acquisitions could have an adverse affect on our business, financial condition and results of operations.
As of December 31, 2004, we had a material weakness in our internal control over financial reporting and we restated certain annual and interim financial statements to correct the amounts originally reported for basic and diluted earnings per share from continuing operations, diluted average common shares outstanding, and comprehensive income (loss) for the year 2004 as well as for the second, third and fourth quarters of 2004; other material weaknesses in our internal control over financial reporting in the future could adversely affect the market price for our common stock.
      On May 6, 2005, our management, after a review of the pertinent facts with the Audit Committee of our Board of Directors, concluded that our previously issued financial statements for the year ended December 31, 2004 contained in our Annual Report on Form 10-K and our interim period financial statements for 2004 contained in the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2004 and September 30, 2004, should no longer be relied upon with respect to certain matters. We determined that it was necessary to restate our earnings per share from continuing operations, the number of diluted average common shares outstanding, and comprehensive income (loss) for the 2004 periods contained in those reports. The restatement was required to correct errors arising from our accounting for dividends on our convertible preference stock in the calculation of basic and diluted earnings per share from continuing operations and in the calculation of comprehensive income (loss). The reported amounts of income from continuing operations, losses from discontinued operations, and net income (loss) available to common shareholders for the year 2004 were correct as reported and were not restated. The amounts for basic and diluted earnings per share from net income (loss) available to common shareholders for the year 2004 and the amounts for basic and diluted earnings per share from discontinued operations for the year 2004 were correct as reported in the original filing and were not restated.
      We filed an amended Annual Report on Form 10-K/A and amended Quarterly Reports on Form 10-Q/A on May 10, 13 and 16, 2005, to correct the errors. In connection with the restatement, we revised our report on internal control over financial reporting, which is included in our Form 10-K/A, to disclose a material weakness as of December 31, 2004, in our internal control over financial reporting with respect to the accounting for dividends on our preference stock as it relates to the calculation of earnings per share from continuing operations and the calculation of comprehensive income (loss). As a consequence of the identification of this material weakness, we concluded that our internal control over financial reporting was not effective as of December 31, 2004.
      In May 2005, we took corrective actions to remediate the material weakness identified above. These corrective actions included the design, documentation and testing of additional controls over the preparation and review of these calculations. As a result of these corrective actions, we believe we have taken steps necessary to remediate the material weakness identified above. However, we cannot assure you that there will not be any other material weaknesses in future periods. If any significant or material weaknesses exist in our internal control in the future, such weaknesses could adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under federal securities laws, and could cause investors to lose confidence in our reported financial information, with a resulting adverse effect on the market price of our common stock.

Risks Relating to Our Common Stock

The terms of our recently issued Series B Preferred Stock include disincentives for us to pay dividends on our common stock.
      In March 2005, we issued 350,000 shares of Series B Preferred Stock, liquidation preference of $200 per share. We are required to pay dividends on our Series B Preferred Stock in cash and we are prohibited from paying cash dividends on our common stock (or any other capital stock that ranks on a parity with our Series B Preferred Stock) unless we are current in the payment of all of our dividends on the Series B Preferred Stock. Furthermore, even where permitted, the payment of such dividends on our common stock would have the effect of increasing by a formula amount the number of shares (and decreasing the conversion price) of our common stock into which the shares of our outstanding Series B Preferred Stock can be converted. While we are permitted to redeem the shares of Series B Preferred Stock on or after February 20, 2010, we are prohibited from doing so before that date. As we discuss further below, on June 24, 2004, we suspended the quarterly cash dividend on our common stock.

Certain of our indentures and our existing credit agreement contain terms that limit us from paying dividends on our preferred stock and our common stock and we currently do not pay cash dividends on our common stock.
      Certain of our existing indentures prohibit us from making payments of cash dividends on our capital stock if our fixed charge ratio (as defined therein) is lower than 2:1. We currently do not meet this ratio. However, these indentures allow us to make cash dividend payments of up to $13.5 million per year even if we do not meet these tests.
      Under our existing credit agreement, we are prohibited from paying dividends and other distributions on our capital stock unless the aggregate amount of such dividends and other restricted payments does not exceed the sum of $12.0 million plus 80% of our consolidated net income as calculated thereunder. As of June 30, 2005, we are permitted to pay dividends in an aggregate amount of approximately $6.1 million. Our existing credit agreement expires on September 23, 2005, and there are no guarantees that we will be successful in negotiating a new credit facility with equal or more favorable terms permitting the payment of cash dividends.
      On June 24, 2004, we suspended the quarterly cash dividend on our common stock. This decision reflects our desire to retain cash in order to strengthen our balance sheet, enhance our financial flexibility and to become better positioned to grow our natural gas distribution business. The payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions on such payments.

Third parties may be deterred or prohibited from acquiring our capital stock, which could deprive our shareholders of the opportunity to gain a takeover premium and depress our stock price.
      Certain provisions of our organizational documents, as well as other statutory and regulatory factors, may have the effect of discouraging or preventing others from acquiring large blocks of our common stock, or making it difficult to do so, including the following:

•	our articles of incorporation divide the Board into three classes that serve staggered terms;

•	our directors may be removed only for cause and by the affirmative vote of a majority of the shares entitled to vote in the election of directors; and

•	our Shareholder’s Rights Plan grants our common shareholders the right to purchase shares of our Series A Preference Stock upon the occurrence of certain triggering events (the purpose of the plan is to ensure that any potential purchaser of the company must negotiate with our Board before an acquisition).

      In addition, the acquisition or accumulation of large blocks of our voting securities may require prior approval of the RCA and may result in the acquiring entity becoming subject to the jurisdiction of and regulation of the RCA, and notwithstanding the repeal of the Public Utility Holding Company Act of 1935, to other state or federal regulation as a public utility holding company. These consequences would result in substantial increases in that entity’s administrative, legal and regulatory compliance costs and could have similar adverse consequences for us.

You may experience dilution if and when we issue common stock upon the conversion of our Series B Preferred Stock.
      Our shares of Series B Preferred Stock are convertible into shares of our common stock at any time, at the option of the holder, unless we have redeemed or purchased those shares. In March 2005, the initial conversion rate was 26.1438 shares of our common stock per share of Series B Preferred Stock, which represents a conversion price of approximately $7.65 per share of common stock. The conversion rate and price are subject to adjustment in certain circumstances. We initially reserved for issuance 23.5 million shares of our common stock, which, pursuant to a formula, is the maximum number of shares we could potentially issue upon the conversion of the Series B Preferred Stock. The maximum number of shares issuable upon conversion can occur only in the event of a Fundamental Change (as defined) and only if the Market Value (as defined) of the Company’s common stock on the effective date of the Fundamental Change is $3.00 per share or less. In that circumstance, the holders of the Series B Preferred Stock have a one-time option, exercisable during a period of not less than 30 nor more than 60 days commencing on the third business day after the effective date of the Fundamental Change, to convert their shares of Series B Preferred Stock at an adjusted conversion price of $3.00 per share.
      On or after February 20, 2010, we may redeem the Series B Preferred Stock in whole or in part and we are obligated to redeem for cash all outstanding shares of the Series B Preferred Stock on February 20, 2015. Should holders of our Series B Preferred Stock exercise their right and convert their shares into shares of our common stock, we will immediately issue shares common stock which will then be freely tradeable upon issuance. Such issuances by us could have a dilutive effect on your shares of common stock.

The price of our securities may be affected by the general perception of the energy and utility sectors of the economy.
      Events which have occurred and may in the future occur in the United States and elsewhere could adversely affect investors’ perceptions of the energy and utility sectors. A negative perception of our industry by investors could adversely affect the equity prices of companies within the energy and utility sectors. We cannot predict what news or events might affect the perceptions of investors in our industry or how such news or events might affect the market price of our common stock, but fluctuations in the market price of our common stock could be severe and any effects could be long-term.
Risks Relating to Our Indebtedness

Our existing bank credit agreement is set to expire in September 2005. To the extent we are unable to obtain a new bank credit facility, our results of operation and financial results could be adversely affected.
      Our existing bank credit agreement is set to expire on September 23, 2005. At June 30, 2005, there was approximately $12.3 million in letters of credit outstanding on our credit facility and no borrowings outstanding, leaving approximately $88.5 million of our bank credit agreement unused. Historically, our borrowings under our bank credit facilities are highest during the fourth quarter. In order to continue to provide working capital to finance our operations in the future, we are in the process of negotiating a new bank credit facility. We can make no assurance that we will be able to obtain a new bank credit facility on appropriate terms. If we are unable to finalize a new bank credit facility, or do so on appropriate terms, our business, results of operations, liquidity and financial condition could be adversely affected.

Our debt indentures and current bank credit agreement governing our existing debt contain restrictive covenants that may reduce our flexibility in our business operations and limit our growth.
      The terms of the indentures relating to certain of our outstanding debt securities and of our bank credit agreement impose significant restrictions on our ability and, in some cases, the ability of our subsidiaries, to take a number of actions that we may otherwise desire to take, including:

•	requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	requiring us to meet certain financial tests, which may affect our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	limiting our ability to sell assets, make investments or acquire assets of, or merge or consolidate with, other companies;

•	limiting our ability to repurchase or redeem our stock or enter into transactions with our stockholders or affiliates;

•	limiting our ability to grant liens, incur additional indebtedness or contingent obligations or obtain additional financing for working capital, capital expenditures, acquisitions and general corporate and other activities; and

•	detracting from our ability to successfully withstand a downturn in our business or the economy generally.
      These covenants place constraints on our business and may adversely affect our growth, business, results of operations, liquidity and financial condition. Our failure to comply with any of the financial covenants in our current credit agreement or in any future credit facility we may negotiate may result in an event of default which, if not cured or waived, could result in the acceleration of the debt under the applicable credit facility or the indentures governing our outstanding debt issuances that contain cross-acceleration or cross-default provisions. In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness, which could result in a material adverse effect on our business, results of operation, liquidity and financial condition.

Adverse changes in our credit ratings may limit our access to capital, increase our cost of capital, increase the cost of maintaining certain contractual relationships or otherwise have a material adverse effect on our business, results of operation, liquidity and financial condition.
      Since March 2003, Moody’s Investors Service, Inc. has reduced the credit rating on our senior unsecured debt from Baa3 to Ba2. Since June 2003, Standard & Poor’s Ratings Group has lowered our corporate credit rating from BBB- to BB-. In addition, on March 10, 2005, we were informed that Moody’s Investors Service, Inc. changed its outlook from “stable” to “negative.” These downgrades have required us to pay higher interest rates for financing, increasing our cost of capital. Any additional downgrades could further increase our capital costs and limit our pool of potential investors and funding sources, possibly increasing our costs of operations or requiring us to use a higher percentage of our available borrowing capacity for ordinary course purposes.
      Further credit downgrades could also negatively affect the terms on which we can purchase gas and pipeline capacity. As a result of the prior downgrades noted above, four of the pipelines we utilize have required prepayment for their services, one gas supplier has required us to pay multiple times in the month of delivery and other gas suppliers have requested prepayment or letters of credit. We cannot assure you that customers and other suppliers will not impose additional requirements or restrictions on the conduct of our business.

      We cannot assure you that any of our current credit ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Any downgrade could adversely affect our business, results of operations, liquidity and financial condition.

Our substantial indebtedness may reduce our profitability, limit our growth and diminish our ability to respond to changing economic conditions.
      Our business is capital intensive and we have significant amounts of debt. At June 30, 2005, we had total short and long-term debt of $488.1 million. Our substantial debt may adversely affect our business, results of operations, liquidity and financial condition. For example, our substantial debt may:

•	limit our ability to borrow additional funds;

•	increase the cost of any future debt that we incur;

•	reduce cash flow from operations available for working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors that are less highly leveraged;

•	result in a downgrade in our credit ratings; or

•	diminish our ability to successfully withstand a downturn in our business or the economy generally.
      Our ability to meet our debt service obligations and to reduce our total indebtedness will depend upon our future performance, which will be subject to weather, general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our bank credit agreement, our existing debt and debt securities, on commercially reasonable terms or at all.

Despite our substantial indebtedness, we may still be able to incur more debt which could further exacerbate the risks associated with our substantial debt.
      Although we are presently limited in incurring additional indebtedness, we may be able to incur additional debt in the future. Restrictions applicable to us on the incurrence of additional debt contained in the indentures and bank credit agreement governing our existing debt are subject to a number of qualifications and exceptions that allow us to incur additional debt. An increase in the amount of our indebtedness may negatively affect our capital structure and credit ratings. If new debt is added to our current debt levels, the risks that we now face could intensify.

We are vulnerable to interest rate risk with respect to our debt which could lead to an increase in interest expense.
      We are subject to interest rate risk in connection with the issuance of variable and fixed-rate debt. In order to maintain our desired mix of fixed-rate and variable-rate debt, we may use interest rate swap agreements and exchange fixed and variable-rate interest payment obligations over the life of the arrangements, without exchange of the underlying principal amounts. We cannot assure you that we will be successful in structuring such swap agreements to effectively manage our risks. If we are unable to do so, our earnings may be reduced.

FORWARD-LOOKING STATEMENTS
      Statements made in this prospectus supplement and other documents we file with the Securities and Exchange Commission, or SEC, that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies are made pursuant to the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about our outlook, beliefs, plans, goals, and expectations, are forward-looking statements. In addition, forward-looking statements generally can be identified by use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

•	the effects of weather and other natural phenomena;

•	the economic climate and growth in the geographical areas where we do business;

•	the capital intensive nature of our business;

•	increased competition within the energy industry as well as from alternative forms of energy;

•	the timing and extent of changes in commodity prices for natural gas and propane;

•	the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates;

•	the adequacy of authorized rates to compensate us for the cost of doing business, including the cost of capital, and the amount of any cost disallowances;

•	our ability to procure our gas supply on reasonable credit terms;

•	our ability to remain in compliance with our debt covenants and accomplish our financing objectives in a timely and cost-effective manner;

•	our ability to maintain an effective system of internal control;

•	our ability to execute our strategic plan effectively, including the ability to make acquisitions and investments on reasonable terms and the reasonableness of any conditions imposed on those transactions by governmental and regulatory agencies;

•	our ability to conclude litigation and other dispute resolution proceedings on reasonable terms; and

•	changes in the performance of certain assets, which could impact the carrying amount of our existing goodwill.
      We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.
      For a detailed discussion of the important factors that affect us and that could cause actual results to differ from those expressed or implied by our forward-looking statements, please see “Risk Factors” above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosure About Market Risk” contained in certain of the documents incorporated by reference in this prospectus supplement.

USE OF PROCEEDS
      Our net proceeds from the sale of the 4,300,000 shares of common stock will be approximately $26.1 million, or approximately $30.0 million if the underwriters exercise their over-allotment option in full, based on a price to the public of $6.32 per share and after deducting the underwriting commission. We will pay the expenses of this offering that are estimated to be $300,000, or $320,000 if the underwriters exercise their over-allotment option in full, from available cash or a borrowing under our short-term bank credit facility.
      We intend to use the net proceeds from this offering to redeem $26,088,950 in aggregate principal amount of our outstanding 10.25% Subordinated Notes, held by the Trust. We will pay the accrued and unpaid interest on the 10.25% Subordinated Notes with available cash or a borrowing under our short-term bank credit facility. We will send the notice of the redemption promptly following the closing of this offering. The Trust, in turn, will use the proceeds from the redemption to redeem $25,306,275 of 10.25% Cumulative Trust Preferred Securities held by the public and $782,675 of the Trust’s common securities held by us. As of the date of this prospectus supplement, there is $30,927,850 aggregate principal amount outstanding of the 10.25% Subordinated Notes. To the extent the underwriters exercise any of their option to purchase 645,000 additional shares to cover over-allotments, we will use net proceeds therefrom to redeem an equivalent amount of principal of our 10.25% Subordinated Notes.
PRICE RANGE OF OUR COMMON STOCK
      Our common stock is traded on the New York Stock Exchange under the symbol “SEN”. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the consolidated reporting system of the New York Stock Exchange.

	Sales Price

	High	Low

2003:
First Quarter	$6.20	$3.15
Second Quarter	$8.80	$3.51
Third Quarter	$6.64	$3.45
Fourth Quarter	$5.27	$4.36
2004:
First Quarter	$6.38	$4.80
Second Quarter	$6.35	$5.00
Third Quarter	$5.88	$4.86
Fourth Quarter	$5.74	$4.50
2005:
First Quarter	$6.23	$5.10
Second Quarter	$6.19	$5.00
Third Quarter (through August 9, 2005)	$6.80	$5.82
      On August 9, 2005, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $6.55 per share. On August 9, 2005, we had 28,693,491 shares of common stock outstanding, and there were 8,083 holders of record. This number of shares of common stock outstanding excludes (i) the 23.5 million shares that we have previously reserved for issuance, into which the 350,000 shares of our Series B Preferred Stock are potentially convertible, and (ii) the vested and unvested options outstanding to purchase 1.2 million shares of our common stock as of June 30, 2005.

DIVIDEND POLICY
General
      The holders of our common stock are entitled to dividends when, as and if, declared by our Board of Directors out of our surplus after full cumulative dividends on our outstanding series of preferred stock and preference stock, if any, shall have been paid or set apart for payment and any sinking fund obligations with respect to our preferred stock and preference stock, if any, have been satisfied. As such, our ability to pay dividends on our common stock is governed by the Certificate of Designation creating our Series B Preferred Stock, which is the only series of preferred stock or preference stock under which we have shares currently outstanding. Our ability to pay dividends on any series of our capital stock is also governed by the terms of certain of our indentures and our current credit agreement. We have not paid any dividends on our common stock since May, 2004.
Documents Designating our Series B Preferred Stock
      Under the Certificate of Designation governing our Series B Preferred Stock, we must pay holders cumulative cash dividends at the rate per year of 5.00% per year (equivalent to $10.00 per annum per share, and we have 350,000 shares of Series B Preferred Stock currently outstanding). We are prohibited from paying any dividends on our common stock until all accumulated and unpaid dividends on the Series B Preferred Stock are declared and paid.
      Shares of Series B Preferred Stock are convertible into shares of our common stock at any time unless we have redeemed or purchased those shares. The conversion rate is initially 26.1438 shares of our common stock per share of Series B Preferred Stock and is subject to adjustment in certain circumstances, including upon the payment of a cash dividend or distribution to all holders of our common stock. If we were to pay a cash dividend to holders of our common stock, the conversion rate for our Series B Preferred Stock would be increased, the effect being that the holder would be entitled to more shares of common stock from us in exchange for its shares of Series B Preferred Stock than it would have been before the dividend. The initial conversion price for the shares of Series B Preferred Stock was $7.65 per share. Our payment of dividends on our common stock would cause the conversion price on the Series B Preferred Stock to decrease.
      Prior to February 20, 2010, the Series B Preferred Stock is not redeemable at our option. On or after February 20, 2010, we may redeem the Series B Preferred Stock in whole or in part at a purchase price equal to 100% of the liquidation preference plus accumulated and unpaid dividends to the redemption date. We are obligated to redeem for cash all outstanding shares of the Series B Preferred Stock on February 20, 2015.
Documents Governing our Outstanding Debt
      We have long-term debt agreements which contain restrictive financial covenants including, among others, limits on the payment of dividends beyond certain levels. We are currently in compliance with all of the covenants in these agreements.
      Our existing bank credit agreement as set forth in the Amended and Restated Credit Agreement dated as of June 25, 2004, as amended, contains a covenant in which we promise not to make any distribution to shareholders except in certain circumstances. If no event of default or unmatured event of default exists or would result therefrom, we can pay dividends, to the extent such payments or distributions are made in shares of our capital stock. In addition, subject to certain restrictions, we may pay any dividend, payment or other distribution if the aggregate amount of such dividends, payments or other distributions under this exception made during a defined period shall not exceed the sum of $12.0 million plus, commencing on September 30, 2004, 80% of our consolidated net income for such period.

      Our existing bank credit agreement is set to expire on September 23, 2005. We expect that we will enter into a new credit facility which will have a restriction on our ability to pay dividends in certain circumstances.
      In addition, our Indenture dated as of May 15, 2003, and our Indenture dated as of May 21, 2003, under which we have issued senior debt securities, also limit our payment of dividends. Under these documents, we are not permitted to declare or pay any dividend or make any other payment or distribution on account of our capital stock unless:

•	after giving effect thereto no default or event of default has occurred and is continuing or would occur as a consequence of the payment;

•	we would have, at the time of the payment and after giving pro forma effect thereto as if the payment has been made at the beginning of the applicable four-quarter period, been permitted to incur at least $1.00 of additional indebtedness other than permitted debt per the fixed charge coverage ratio tests contained in such indentures; and

•	the payment, together with the aggregate amount of all other restricted payments declared or made after the date of the indentures, do not exceed the basket for such restricted payments as this is set forth in the indentures.
      These prohibitions do not apply to regular quarterly dividends on our capital stock so long as no default has occurred and is continuing or would be caused thereby, if the payment of the regular quarterly dividends does not exceed $13.5 million in any twelve-month period.
Other Considerations
      On June 24, 2004, we suspended the quarterly cash dividend on our common stock. This decision was based on our desire to retain cash in order to strengthen our balance sheet, enhance our financial flexibility and to become better positioned to grow our natural gas distribution business. The payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions on such payments.

CAPITALIZATION
      The following table shows our capitalization as of June 30, 2005, on an actual basis and as adjusted to give effect to our sale of 4,300,000 shares of common stock in this offering, at the public offering price of $6.32 per share, and the application of the net proceeds of the offering to redeem an equivalent amount of principal of the 10.25% Subordinated Notes. The “As Adjusted” column assumes that we will pay the accrued and unpaid interest on the 10.25% Subordinated Notes, as well as the expenses of this common stock offering, with available cash.
      This table should be read in conjunction with “Use of Proceeds” herein and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K/A and Quarterly Reports on Form 10-Q incorporated by reference in this prospectus supplement.

	As of June 30, 2005

	Actual	As Adjusted

	(In thousands)
Short-term bank credit facility	$0	$0
Long-term debt:
6.50% senior notes due 2005	15,000	15,000
3.77% senior notes due 2005	92	92
6.40% senior notes due 2008	5,000	5,000
7.125% senior notes due 2008	149,044	149,044
6.49% senior notes due 2009	30,000	30,000
7.03% senior notes due 2013	10,000	10,000
7.75% senior notes due 2013	188,387	188,387
8.00% senior notes due 2016	59,606	59,606
10.25% subordinated notes due 2040	30,928	4,839
Less: Current maturities on long-term debt	15,092	15,092

Total long-term debt	472,965	446,876
Mezzanine equity:
Series B Preferred Stock, $1 par value; 500,000 shares authorized; 350,000 shares outstanding	66,473	66,473
Stockholders’ equity:
Common stockholders’ equity(1)	165,092	190,296

Total capitalization	$704,530	$703,645

(1)	The “As Adjusted” amount for common stockholders’ equity reflects the issuance of 4,300,000 shares of common stock in this offering, the payment from available cash of $300,000 of estimated expenses in connection with this offering, and an estimated $585,000 after-tax write-off of unamortized debt issuance costs related to the 10.25% Subordinated Notes that we will redeem with the net proceeds from this offering.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder” who holds shares of our common stock as capital assets (general property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, judicial decisions and administrative interpretations in effect as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences relating to the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. jurisdiction.
      Except as provided below in the discussion of estate tax, a “Non-U.S. Holder” is a beneficial owner that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation or a foreign estate or trust. This discussion does not deal with special tax situations such as: dealers in securities or currencies, traders in securities, persons holding shares as part of a conversion, constructive sale, wash sale or other integrated transactions or a hedge, straddle or synthetic security, persons subject to the alternative minimum tax, certain United States expatriates, financial institutions, insurance companies, controlled foreign corporations, foreign personal holding companies, passive foreign investment companies and regulated investment companies and shareholders of such corporations, entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts, and pass-through entities, including partnerships and entities and arrangements classified as partnerships for United States federal tax purposes and beneficial owners of pass-through entities. If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.
      Prospective holders should consult their tax advisors as to the particular tax consequences applicable to them of purchasing, holding and disposing of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws and any pending or proposed legislation or regulations.
Dividends
      Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or a withholding agent with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is filed with us or the withholding agent. Instead, the effectively connected dividends will be subject to U.S. federal income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen, resident or domestic corporation, as the case may be, unless otherwise provided in an applicable income tax treaty. A corporate Non-U.S. Holder also could be subject to a “branch profits tax” on effectively connected dividend income at a rate of 30% (or such lower rate as may be specified by an applicable treaty). If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to a tax treaty but fail to provide the necessary Form W-8, you may obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the U.S. Internal Revenue Service.
Gain on disposition of common stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of trade or business in the United States and a specific treaty exemption does not apply to eliminate the tax, or if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States, (ii) such Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such sale or disposition or the period that such Non-U.S. Holder actually or constructively held our common stock and either (1) such Non-U.S. Holder held directly or indirectly more than five percent of our common stock at some time during this period or (2) our common stock has ceased to be regularly traded on an established securities market. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. In addition, in the event we become a United States real property holding corporation and a Non-U.S. Holder held more than five percent of our common stock during the period described above, there can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.
      If you are a Non-U.S. Holder described in (i) or (iii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or a lower rate under an applicable income tax treaty. If you are a Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax (or reduced rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).
Information reporting requirements and backup withholding
      Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.
      Information reporting and backup withholding tax (at a rate equal to 28% through 2010 and 31% after 2010) will apply to payments made to a Non-U.S. Holder on or with respect to our common stock and proceeds from the sale or other disposition (including a redemption) of our common stock, unless the Non-U.S. Holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding tax as well. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

Federal estate tax
      An individual who at the time of death is a non-U.S. holder as specifically defined for U.S. federal estate tax purposes and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
      Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated August 9, 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	3,332,500
Natexis Bleichroeder Inc.	645,000
A.G. Edwards & Sons, Inc.	322,500

Total	4,300,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 645,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.1517 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.
      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.2528	$0.2528	$1,087,040	$1,250,096
Expenses payable by us	$0.0698	$0.0647	$300,000	$320,000
      For a period of 90 days after the date of this prospectus supplement, as may be extended or reduced as described below, which we refer to as the lock-up period, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston LLC, except (i) issuances of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, (ii) issuances of our common stock or grants of employee stock options pursuant to the terms of certain of our plans, and (iii) issuances of our common stock pursuant to the exercise of such employee stock options. In addition, without the prior written consent of Credit Suisse First Boston LLC, we will not file with the SEC, or publicly disclose the intention to make any such filing of, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), other than (x) registration statements on Form S-8, (y) registration statements in connection with the our outstanding registration rights agreement with respect to the Series B Preferred Stock and (z) registration statements on Form S-4 or registration statements related to offerings in which the stated use of proceeds is the acquisition of another business or substantially all of the assets of another business. The initial lock-up period may be reduced if Credit Suisse First Boston LLC consents in writing. If (1) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such extension; provided, however, that if after any announcement described in clause (2) of this sentence, we announce that we will not release earnings results during the 16-day period beginning on the last day of the initial lock-up period, the lock-up period shall expire at the later of the initial lock-up period end date and the end of any extension of the lock-up period pursuant to clause (1) of this sentence.
      Our directors and officers, as that term is defined under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), have agreed that, subject to certain exceptions, during the lock-up period, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any of these transactions are to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. In addition, they agree that, without the prior written consent of Credit Suisse First Boston LLC, they will not, during the lock-up period, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock.
      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.
      We will apply to list the shares of common stock on the New York Stock Exchange, under the symbol “SEN”.
      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.
      A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute the prospectus supplement and accompanying prospectus electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
      The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.
      In particular, each underwriter has represented and agreed that:

•	the common stock is being issued and sold outside the Republic of France and that, in connection with its initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

•	(i) it has not offered or sold, and will not offer or sell, the shares to any investors in Switzerland other than on a non-public basis; (ii) this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrect); and (iii) neither this offering nor the shares has been or will be approved by any Swiss regulatory authority.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
Representations of Purchasers
      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action — Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus supplement contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
      The validity of the issuance of the common stock will be passed upon for us by Dykema Gossett PLLC. Certain other legal matters will be passed upon for us by Troutman Sanders LLP and Mark Prendeville, our Deputy General Counsel. Certain legal matters will be passed upon for the underwriters by Proskauer Rose LLP.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting and an explanatory paragraph relating to the restatement of our financial statements as described in Note 16 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants including us that file electronically at http://www.sec.gov. In addition, reports and other material concerning SEMCO can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
DOCUMENTS INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with the SEC (File No. 001-15565). This permits us to disclose important information to you by referring to these filed documents. We incorporate by reference:

•	our Annual Report on Form 10-K and Form 10-K/ A for the year ended December 31, 2004, filed on March 8, 2005 and May 10, 2005, respectively;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 and June 30, 2005, filed on May 10, 2005 and August 3, 2005, respectively;

•	our Current Reports on Form 8-K filed on January 3, 2005, January 25, 2005, February 18, 2005, March 9, 2005, March 10, 2005, March 17, 2005, March 23, 2005, March 30, 2005, April 1, 2005, April 21, 2005, May 9, 2005, June 21, 2005, July 1, 2005 and August 3, 2005; and

•	the description of our common stock in our Registration Statement on Form 8-A (registration number 001-15565) under Section 12(b) of the Exchange Act, filed on December 21, 1999.
      All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and made a part of this prospectus supplement from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Information in any of our Current Reports on Form 8-K furnished under “Results of Operations and Financial Condition” shall not be incorporated by reference into this prospectus supplement.
      You may request a copy of these filings at no cost by writing or telephoning us at the following address:
SEMCO Energy, Inc.
1411 Third Street, Suite A
Port Huron, Michigan 48060
(810) 987-2200
Attn: Corporate Secretary

PROSPECTUS
$150,000,000
Debt Securities
Common Stock
Preferred Stock
Stock Purchase Contracts
Stock Purchase Units

SEMCO Capital Trust III
Trust Preferred Securities and
Related Guarantees

       We may offer from time to time up to an aggregate of $150,000,000 of our securities. We will provide specific terms of our securities, including their offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest. This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.
      Our common stock is listed on the New York Stock Exchange and trades under the symbol “SEN”.
      We may offer these securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any offering of these securities, including any underwriting arrangements. See also “Plan of Distribution” on page 35 of this prospectus.
      Our principal executive offices are located at 1411 Third Street, Suite A, Port Huron, Michigan 48060, and our telephone number is (810) 987-2200.
      See the discussion of risk factors contained in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference in this prospectus, to read about certain factors you should consider before purchasing any of the securities being offered.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 3, 2005

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we and our trust have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may sell the securities or combinations of the securities described in this prospectus in one or more offerings up to a maximum aggregate offering price of $150,000,000.
      This prospectus provides you with a general description of the securities that we may offer. Each time we offer any of the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”
      For more detailed information about the securities, you can read the exhibits to the registration statement of which this prospectus is a part. Those exhibits have been either filed with the registration statement or with our other SEC filings incorporated by reference in the registration statement.
      You should rely only on the information contained in, or incorporated by reference in, this prospectus and any prospectus supplement. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities or soliciting offers to buy these securities in any state where the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of such document or that the information incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of filing of that document incorporated by reference. Our business, financial position, results of operations and prospects may have changed since those dates.
      Unless the context indicates otherwise, all references in this prospectus to “SEMCO,” “we,” “us” and “our” refer to SEMCO Energy, Inc.
WHERE YOU CAN FIND MORE INFORMATION
      SEMCO and SEMCO Capital Trust III have filed with the SEC a combined registration statement on Form S-3 containing this prospectus (the “Registration Statement,” which term encompasses any amendments of the Registration Statement and exhibits to the Registration Statement) under the Securities Act of 1933 (the “1933 Act”). As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is made. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and, in accordance with the 1934 Act, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants including us that file electronically at http://www.sec.gov. In addition, reports and other material concerning SEMCO can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with the SEC (File No. 001-15565). This permits us to disclose important information to you by referring to these filed documents. We incorporate by reference:

•	our Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2004, filed on March 8, 2005 and May 10, 2005, respectively;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 and June 30, 2005, filed on May 10, 2005 and August 3, 2005, respectively;

•	our Current Reports on Form 8-K filed on January 3, 2005, January 25, 2005, February 18, 2005, March 9, 2005, March 10, 2005, March 17, 2005, March 23, 2005, April 1, 2005, April 21, 2005, May 9, 2005, June 21, 2005 and July 1, 2005; and

•	the description of our common stock in our Registration Statement on Form 8-A (registration number 001-15565) under Section 12(b) of the Exchange Act, filed on December 21, 1999.
      All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of the initial filing of the Registration Statement and prior to the effectiveness of the Registration Statement and subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and made a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      You may request a copy of these filings at no cost by writing or telephoning us at the following address:
SEMCO Energy, Inc.
1411 Third Street, Suite A
Port Huron, Michigan 48060
(810) 987-2200
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      Statements made in this prospectus and other documents we file with the SEC that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies are made pursuant to the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about our outlook, beliefs, plans, goals, and expectations, are forward-looking statements. In addition, forward-looking statements generally can be identified by use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

•	the effects of weather and other natural phenomena;

•	the economic climate and growth in the geographical areas where we do business;

•	the capital intensive nature of our business;

•	increased competition within the energy industry as well as from alternative forms of energy;

•	the timing and extent of changes in commodity prices for natural gas and propane;

•	the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates;

•	the adequacy of authorized rates to compensate us for the cost of doing business, including the cost of capital, and the amount of any cost disallowances;

•	our ability to procure our gas supply on reasonable credit terms;

•	our ability to remain in compliance with our debt covenants and accomplish our financing objectives in a timely and cost-effective manner;

•	our ability to maintain an effective system of internal control;

•	our ability to execute our strategic plan effectively, including the ability to make acquisitions and investments on reasonable terms and any conditions imposed on those transactions by governmental and regulatory agencies;

•	our ability to conclude litigation and other dispute resolution proceedings on reasonable terms; and

•	changes in the performance of certain assets, which could impact the carrying amount of our existing goodwill.
      We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.
      For a detailed discussion of the important factors that affect us and that could cause actual results to differ from those expressed or implied by our forward-looking statements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, and “Quantitative and Qualitative Disclosure About Market Risk” contained in certain of the documents incorporated by reference in this prospectus.
SEMCO ENERGY, INC.
      We are a public utility company headquartered in southeastern Michigan. Our primary business is a regulated natural gas distribution business with operations in Michigan and Alaska. Founded in 1950, we have historically conducted diversified, non-utility businesses in addition to our natural gas distribution business. Beginning in 2003, our Board of Directors decided to focus our efforts on our core natural gas distribution business. This shift in strategic focus prompted efforts to market our discontinued construction services business, which was sold in September 2004. Our gas distribution business accounted for approximately 98% of our consolidated revenues in 2004.
      We purchase, transport, distribute and sell natural gas to approximately 398,000 customers in Michigan and Alaska. Our Michigan gas operations are known as SEMCO Gas and our Alaskan operations are known as ENSTAR. As of December 31, 2004, we had 160 miles and 393 miles of gas transmission pipelines and 5,529 miles and 2,527 miles of gas distribution mains and service lines in SEMCO Gas and ENSTAR, respectively. Our customer base includes residential, commercial and industrial customers, of which approximately 90% are residential. Our largest customers include power plants, food production facilities, paper processing plants, furniture manufacturers, a liquefied natural gas plant, a fertilizer plant and others in a variety of industries. Although our average annual gas usage per customer has decreased slightly over the past few years, our average number of customers continues to grow at a favorable rate when compared to industry averages.
      Our executive offices are located at 1411 Third Street, Suite A, Port Huron, Michigan 48060, and our telephone number is (810) 987-2200.

Gas Distribution Business
      Our gas distribution business has two primary components: gas sales and gas transportation. Gas sales revenue is generated primarily through the sale and delivery of natural gas to residential and commercial customers. Revenues from gas sales accounted for approximately 91% of consolidated operating revenues in 2004 and approximately 90% of consolidated operating revenues in both 2003 and 2002. Our gas distribution business also provides transportation services to its large-volume commercial and industrial customers. This service offers those customers the option of purchasing natural gas directly from third-party suppliers. The gas purchased by customers from third-party suppliers is then transported on our gas transmission and distribution network to the customers.
      SEMCO Gas, one of our divisions, provides natural gas and associated services to a diverse customer base of approximately 280,000 residential, commercial and industrial customers in Michigan. Our largest concentration of customers is in southeastern Michigan, where we have approximately 117,000 customers. Our average number of customers in Michigan increased by an average of approximately 1.6% annually during years 2002 through 2004.
      ENSTAR consists of ENSTAR Natural Gas Company, one of our divisions; Alaska Pipeline Company, or APC, one of our subsidiaries; and Norstar Pipeline Company, a subsidiary of APC. ENSTAR provides natural gas distribution services to approximately 118,000 customers in the Anchorage metropolitan and adjoining areas, and its service area encompasses over 50% of the population of Alaska. Our average number of customers in Alaska increased by an average of approximately 3.2% annually during the last three years. According to 2003 data supplied by the American Gas Association, ENSTAR also has one of the highest consumption levels of natural gas per residential customer among investor-owned utilities in the United States. APC’s transmission system delivers natural gas from producing fields in south central Alaska to ENSTAR’s Anchorage-area gas distribution system. APC’s only customer is ENSTAR. Norstar began operations in 2002 and provides pipeline management and pipeline construction management services to non-affiliate customers in Alaska.
Other Businesses
      We also own and operate other businesses that generally complement our gas distribution business, consisting of information technology services, propane distribution, intrastate natural gas pipelines and natural gas storage facilities. These businesses generated approximately 2% of our consolidated revenues in 2004.
      We maintain a website on the Internet at address http://www.semcoenergy.com. We make available free of charge on or through our website, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. This reference to our Internet address shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into any of our filings with the SEC. The information available at our Internet address is not part of this prospectus or any other report filed by us with the SEC. The information we file with the SEC can also be obtained on the SEC’s website on the Internet at address http://www.sec.gov.
THE TRUST
      We created a Delaware business trust pursuant to a trust agreement executed by us as sponsor for the trust on November 23, 1999, appointed trustees for the trust and filed a certificate of trust for the trust with the Delaware Secretary of State. The trust is named SEMCO Capital Trust III, which we refer to herein as the “trust.” The amended and restated trust agreement for the trust (as so amended and restated, the “trust agreement”), which is filed as an exhibit to the Registration Statement of which this prospectus forms a part, states the terms and conditions for the trust to issue and sell its trust preferred securities and trust common securities, which we refer to herein, together with the trust preferred securities, as the trust securities. The trust will exist solely to:

•	issue and sell its trust securities;

•	use the proceeds from the sale of its trust securities to purchase and hold a series of our debt securities;

•	maintain its status as a grantor trust for federal income tax purposes; and

•	engage in other activities that are necessary or incidental to these purposes.
      We will purchase all of the trust common securities of the trust. The trust common securities will represent an aggregate liquidation amount equal to at least 3% of the trust’s total capitalization. The trust common securities will have terms substantially identical to, and will rank equal in priority of payment with, the trust preferred securities. However, if we default on the subordinated debt securities, then cash distributions and liquidation, redemption and other amounts payable on the trust common securities will be subordinate to the trust preferred securities in priority of payment.
      We will guarantee the trust preferred securities as described later in this prospectus.
      The trust’s business and affairs will be conducted by the trustees (the “trustees”) appointed by us, as holder of the trust common securities. The duties and obligations of the trustees will be governed by the trust agreement. Pursuant to the trust agreement, the number of trustees will initially be four. Two of the trustees (the “Administrative Trustees”) are persons who are our employees or officers of or affiliated with us. The third trustee is a corporation which maintains a principal place of business in the State of Delaware that will serve for the sole purpose of complying with certain Delaware laws (the “Delaware Trustee”). The fourth trustee is a financial institution unaffiliated with us which will serve as property trustee under the trust agreement and as indenture trustee for purposes of the Trust Indenture Act (the “Property Trustee”). Chase Bank USA, National Association acts as the Delaware Trustee and J.P. Morgan Trust Company, National Association as the Property Trustee, in each case until removed or replaced by the holder of the trust common securities. The Property Trustee also acts as indenture trustee under the indenture and guarantee trustee under the Trust Guarantee (the “Guarantee Trustee”). See “Description of the Trust Guarantee.” We, as the holder of all the trust common securities, will have the right to appoint, remove or replace any trustee and to increase the number of trustees, provided that the number of trustees will be at least three, two of which will be the Administrative Trustees.
      The Property Trustee will hold title to the subordinated debt securities for the benefit of the holders of the trust securities, and will have the power to exercise all rights, powers and privileges as the holder of the subordinated debt securities under the indenture pursuant to which the subordinated debt securities are issued. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the subordinated debt securities for the benefit of the holders of the trust securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the property account. The Guarantee Trustee will hold the guarantee by us of the trust securities for the benefit of the holders of the trust preferred securities.
      In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, another trustee of the trust, the Delaware Trustee, will either be a natural person who is a resident of the State of Delaware or an entity which has its principal place of business or resides in the State of Delaware. We have appointed Chase Bank USA, National Association as Delaware Trustee. We will pay all fees and expenses related to the trust and any offering of the related trust preferred securities and will pay all ongoing costs and expenses of the trust, except the trust’s obligations under the related trust securities.
      The rights of the holders of the trust preferred securities, including economic rights, rights to information and voting rights, are set forth in the trust’s trust agreement and the Delaware Business Trust Act, as amended, and the Trust Indenture Act. The principal place of business of the trust is

c/o SEMCO Energy, Inc., 1411 Third Street, Suite A, Port Huron, Michigan 48060, and its telephone number is 810-987-2200.
RATIOS OF EARNINGS TO FIXED CHARGES
      The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for the periods indicated.

	Year Ended December 31,

	2004		2003		2002	2001	2000

Ratio of Earnings to Fixed Charges(a)	1.06		(c	)	1.46	1.17	1.54
Ratio of Earnings to Combined Fixed Charges and Preference Dividends(a)	(b	)	(c	)	1.46	1.17	1.54

(a)	“Earnings” is defined as Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations and extraordinary items plus fixed charges as defined plus distributed earnings of equity investees less reported earnings of equity investees less preference securities dividend requirements of consolidated subsidiaries. “Fixed charges” is defined as interest expensed and capitalized plus amortization of debt costs and debt basis adjustments plus estimate of interest within rental expense plus preference securities dividend requirements of consolidated subsidiaries. “Preference dividends” is defined as preference dividends divided by one minus the effective income tax rate applicable to continuing operations.

(b)	For 2004, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $3.4 million.

(c)	For 2003, the ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends were less than 1:1. The amount of earnings that would be required to attain ratios of 1:1 was approximately $8.0 million.
USE OF PROCEEDS
      Except as may otherwise be set forth in a prospectus supplement, the proceeds from the sale of these securities may be used to retire outstanding debt, to finance a portion of our capital expenditures, to finance strategic investments in, or future acquisitions of, other entities or their assets, and for other general corporate purposes.
DESCRIPTION OF CAPITAL STOCK
      Our total authorized capital stock consists of (a) 500,000 shares cumulative preferred stock, par value of $1.00 per share, (b) 3,000,000 shares of preference stock, and (c) 100,000,000 shares of common stock, par value $1.00 per share. At August 3, 2005 there were outstanding 28,688,957 shares of common stock. We have a series of our preferred stock designated as the 5.00% Series B Convertible Cumulative Preferred Stock, of which 350,000 shares were outstanding at August 3, 2005. We also currently have Series A Preference Stock with the number of shares constituting such series set at 2,000,000. The Series A Preference Stock is reserved for issuance pursuant to our Shareholder Rights Plan, but no shares are currently outstanding. We also have a series of preference stock designated 6% Series B Convertible Preference Stock consisting of 70,000 shares, of which none are issued and outstanding. The following description of our capital is qualified in its entirety by reference to our articles of incorporation and bylaws and the laws of the State of Michigan. You should carefully review our articles of incorporation and bylaws which are filed as exhibits to the Registration Statement of which this prospectus is a part for a complete description.

Common Stock
      Voting Rights. The holders of common stock are entitled to one vote for each share on all matters voted upon by our shareholders and, subject to any voting rights of the holders of the preferred stock and preference stock described below, the holders of such shares currently possess all voting power. Our articles of incorporation provide for cumulative voting for the election of our directors.
      Preemptive Rights. No holder of common stock has any preemptive right to subscribe to any additional securities which we may issue.
      Liquidation Rights. Subject to the preferential rights of holders of our preferred stock and preference stock, upon our liquidation the holders of our common stock are entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.
      Listing. Our common stock is listed on the New York Stock Exchange under the symbol “SEN.”
      Transfer Agent and Registrar. National City Bank is the transfer agent and registrar for our common stock.
      Dividend Rights. The holders of common stock are entitled to dividends when, as and if, declared by the Board of Directors out of our surplus after full cumulative dividends on the preferred stock and preference stock, if any, shall have been paid or set apart for payment and any sinking fund obligations with respect to each series of the preferred stock and preference stock then outstanding, if any, have been satisfied.
      We have long-term debt agreements which contain restrictive financial covenants including, among others, limits on the payment of dividends beyond certain levels. We are currently in compliance with all of the covenants in these agreements.
      Our credit facility as set forth in the Amended and Restated Credit Agreement dated as of June 25, 2004, as amended, contains a covenant in which we promise not to make any distribution to shareholders except in certain circumstances. If no event of default or unmatured event of default exists or would result therefrom, we can pay dividends, payments or distributions to the extent that they are payable in shares of our capital stock. In addition, we may pay any dividend, payment or other distribution if:

•	the aggregate amount of such dividends, payments or other distributions under this exception made during the period from and after March 31, 2004, to and including the date of the making of the dividend, payment or other distribution in question shall not exceed the sum of $12.0 million plus, commencing on September 30, 2004, 80% of our consolidated net income for such period, as calculated in the credit facility; and

•	immediately after giving effect to such dividend, payment or other distribution, no event of default or unmatured event of default exists or will have occurred and be continuing and we, after giving effect on a pro forma basis to the payment of such dividends or distributions, are in compliance with all of our financial covenants in the credit facility.
      In addition, our Indenture dated as of May 15, 2003, and our Indenture dated as of May 21, 2003, under both of which we have issued senior debt securities, also limits our payment of dividends. Under these documents, we are not permitted to declare or pay any dividend or make any other payment or distribution on account of our capital stock unless:

•	after giving effect thereto no default or event of default has occurred and is continuing or would occur as a consequence of the payment;

•	we would have, at the time of the payment and after giving pro forma effect thereto as if the payment has been made at the beginning of the applicable four-quarter period, been permitted to incur at least $1.00 of additional indebtedness other than permitted debt per the fixed charge coverage ratio tests contained in such indentures; and

•	the payment, together with the aggregate amount of all other restricted payments declared or made after the date of the indentures, do not exceed the basket for such restricted payments as this is set forth in the indentures.
      These prohibitions do not apply to regular quarterly dividends on our capital stock so long as no default has occurred and is continuing or would be caused thereby, if the payment of the regular quarterly dividends does not exceed $13,500,000 in any twelve-month period.
Preferred Stock
      The Board of Directors is authorized, without further action by shareholders, to issue preferred stock, in one or more series, from time to time, with such rights and preferences as may be provided in a resolution adopted by the Board of Directors. The authority of the Board includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof:

(a) the rate of dividends and the extent of further participation in dividend distribution, if any;

(b) the price at and the terms and conditions on which the shares are redeemable;

(c) the amount payable upon shares in event of voluntary or involuntary liquidation;

(d) sinking fund provisions for the redemption or purchase of shares; and

(e) the terms and conditions on which shares are convertible.
      The terms of each series of preferred stock will be described in any prospectus supplement related to such series of preferred stock and may include the following:

(a) the title and stated value of such preferred stock;

(b) the number of shares of such preferred stock offered and the offering price and liquidation preference per share of such preferred stock;

(c) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

(d) the date from which dividends on such preferred stock shall accumulate, if applicable;

(e) the provision for a sinking fund, if any, for such preferred stock;

(f) the provision for redemption, if applicable, of such preferred stock;

(g) any listing of such preferred stock on any securities exchange;

(h) a discussion of federal tax considerations applicable to such preferred stock;

(i) any voting rights of holders of such preferred stock;

(j) any other specific terms, preferences, rights, limitations or restrictions of such preferred stock;

(k) the relative ranking and preference of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(l) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(m) the terms and conditions, if applicable, upon which such preferred stock will be convertible into or participate in dividends, if any, paid on the common stock, including the conversion price (or manner of calculation thereof).
      In the event of our liquidation or dissolution, the holders of preferred stock are entitled to receive a fixed amount for each series before any distribution is made to the holders of common stock or preference stock.

      As long as any preferred stock remains outstanding, we may not purchase any shares of our common stock or purchase or redeem any preference stock. As long as any preferred stock remains outstanding, we may not without the consent of the holders of at least two-thirds of the outstanding preferred stock authorize any class of stock having a priority or preference over or ranking on a parity with the preferred stock as to dividends or distribution of assets or amend the provisions of our articles of incorporation that would adversely affect the rights of holders of the preferred stock.
      If at any time we fail to declare and pay or set apart for payment in full eight quarterly dividends (whether or not consecutive) on all of the outstanding preferred stock, then the holders of the outstanding preferred stock shall have the right, voting as a single class irrespective of series, to elect such number of our directors as shall constitute one less than the smallest number of directors necessary to constitute a majority of the full Board of Directors, and such right shall continue (and may be exercised at any annual or other meeting of shareholders for the election of directors) until we shall have paid or declared and set apart for payment all accrued dividends on the preferred stock for all past quarterly dividend periods. At April 4, 2005, 350,000 shares of preferred stock were outstanding.
      5.00% Series B Convertible Cumulative Preferred Stock. In March 2005, the Board of Directors created a series of preferred stock designated as the “5.00% Series B Convertible Cumulative Preferred Stock” with the number of shares constituting such series at 350,000. The Series B preferred stock pays dividends at the rate of 5.00% per annum. Dividends are payable quarterly in cash on each February 15, May 15, August 15 and November 15, commencing on May 15, 2005, when, as and if declared by our Board of Directors. Dividends will be paid in arrears and will accumulate and be cumulative from the date of the issuance of the Series B preferred stock. Accumulated dividends on the Series B preferred stock will compound quarterly.
      The Series B preferred stock has a liquidation preference of $200 per share, plus accumulated and unpaid dividends, and is convertible at the holder’s option at any time at an initial conversion rate of 26.1438 shares of our common stock per $200 liquidation preference, which represents an initial conversion price of approximately $7.65 per share of common stock. The Series B preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution (i) senior to all of our common stock and preference stock and to each other class of capital stock or series of preferred stock issued in the future (unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the Series B preferred stock), (ii) on parity with any class of capital stock or series of preferred stock established after the issue date of the Series B preferred stock which expressly provides that such class or series will rank on parity with the preferred stock, and (iii) junior to all of our capital stock issued in the future the terms of which expressly provide that such stock will rank senior to the Series B preferred stock.
      We may redeem the Series B preferred stock for cash after February 20, 2010, at an initial redemption price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends to the date of redemption. The Series B preferred stock is mandatorily redeemable for cash on February 20, 2015, at a redemption price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends to the date of redemption.
      If certain specified “fundamental changes” occur prior to February 20, 2010, we may be required to pay a make-whole premium on the Series B preferred stock converted in connection with the fundamental change. The make-whole premium will be payable in shares of our common stock or the consideration into which the common stock has been converted or exchanged in connection with the fundamental change. The amount of the make-whole premium, if any, will be based on the stock price and the effective date of the fundamental change. A “fundamental change” will be deemed to have occurred if (1) certain transactions occur as a result of which there is a change of control of SEMCO Energy; or (2) our common stock ceases to be listed on a national securities exchange or quoted on The Nasdaq National Market or another established automated over-the-counter trading market in the United States.
      Except as required by Michigan law and our articles of incorporation, which include the Certificate of Designation for the Series B preferred stock, the holders of Series B preferred stock will have no voting rights unless dividends payable on the Series B preferred stock are in arrears for eight or more quarterly periods. In that event, the holders of the Series B preferred stock, voting as a single class with the shares of any other preferred stock having similar voting rights, will be entitled at the next regular or special meeting of our shareholders to elect such number of directors as shall constitute one less than the smallest number of directors necessary to constitute a majority of the full Board of Directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series B preferred stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding Series B preferred stock, voting as a single class with any other preferred stock, will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to, or on parity with, the Series B preferred stock and for amendments to our articles of incorporation that would adversely affect the rights of holders of the Series B preferred stock.
Preference Stock
      The Board of Directors has the authority to divide the 3,000,000 shares of preference stock into series and, within the limitations set forth in the laws of the State of Michigan and in the articles of incorporation, to fix and determine the relative rights and preferences of the shares of any series so established. The preference stock ranks junior to all series of preferred stock as to the payment of dividends and the distribution of assets, except to the extent that a specific series of preferred stock provides otherwise.
      Series A Preference Stock. In January, 1997, the Board of Directors created a series of preference stock designated as Series A Preference Stock with the number of shares constituting such series set at 2,000,000. The Series A Preference Stock is reserved for issuance pursuant to a Shareholder Rights Plan, but no shares of Series A Preference Stock are currently outstanding. See “Anti-Takeover Provisions – Shareholder Rights Plan.”
      If Series A Preference Stock was outstanding, dividends would accrue and be cumulative in an amount per share per quarter equal to the greater of (i) $10.00 or (ii) the Adjustment Number (as defined below) times the per share amount of all cash dividends, and the Adjustment Number times the per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of common stock or a subdivision of the shares of common stock), declared on the common stock since the preceding quarterly dividend payment date, or, if later, since the issuance or such Series A Preference Stock. Upon our liquidation or dissolution, the holders of Series A Preference Stock are entitled to receive $100 per share plus all accrued and unpaid dividends. The Series A Preference Stock is not redeemable and ranks junior to all series of preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any series provides otherwise.
      If Series A Preference Stock was outstanding, a holder of Series A Preference Stock would be entitled to the number of votes equal to the Adjustment Number times the number of votes to which a holder of common stock is entitled. Except as otherwise provided below or by law, Series A Preference Stock and common stock shall vote together as one class on all matters submitted to a vote of the holders of common stock.
      If any dividends on Series A Preference Stock shall be in arrears for six or more quarterly dividends, a “default period” shall begin. The default period shall end when all accrued dividends shall have been paid or set apart for payment. During a default period, the holders of Series A Preference Stock shall have the right to elect two directors. This vote shall be as a class for all series of preference stock entitled to vote. Our articles of incorporation initially set the Adjustment Number at 100. If we shall (i) pay any dividend on common stock in shares of common stock; (ii) subdivide the common stock; or (iii) combine the common stock into a smaller number of shares, the Adjustment Number shall be modified by multiplying it by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock outstanding immediately prior to such event.

      Series B Preference Stock. On March 19, 2004, the Board of Directors created a new series of preference stock designated as the “6% Series B Convertible Preference Stock” consisting of 70,000 shares. On March 15, 2005, we repurchased from K-1 GHM, LLLP, or K-1, a Delaware limited liability limited partnership and an affiliate of k1 Ventures Limited, all of the then-outstanding and issued shares (52,542.94) of the 6% Series B Convertible Preference Stock and warrants to purchase 905,565 shares of our common stock for an aggregate purchase price of $60 million.
Direct Stock and Dividend Reinvestment Plan
      We sponsor a direct stock purchase and dividend reinvestment plan under which investors may purchase shares of common stock without paying brokerage fees and other expenses. Under the plan, the plan administrator may purchase common stock in the open market, through private transactions or from us. If shares are purchased on the open market, or through private transactions, the price of the shares purchased through the plan will be the weighted average price paid in the stock market for the particular investment date. If the plan administrator purchases shares from us, the price paid for those shares will be the average of the closing prices on the three trading days prior to the purchase date as quoted on the New York Stock Exchange. We initially reserved 2,000,000 shares of common stock for issuance under the plan. As of April 4, 2005, 1,479,833 shares were available for issuance under the plan.
Anti-Takeover Provisions
      Articles of Incorporation. The following provisions of our articles of incorporation may delay, deter or prevent a person from acquiring us or changing control of the Board of Directors. Our articles of incorporation divide the Board into three classes with staggered terms; each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Directors may be removed but only for cause, at an annual meeting of shareholders and by the affirmative vote of a majority of the shares then entitled to vote for the election of directors. In addition to requirements imposed under Chapters 7A and 7B of the Michigan Business Corporation Act, or the MBCA, our articles of incorporation provide that a business combination cannot occur unless a written opinion is obtained from an independent investment banker that the consideration to be paid to our shareholders is fair and reasonable; provided, however, the directors may waive this requirement. Our articles of incorporation also contain provisions limiting the personal liability of directors.
      Anti-Takeover Statutes. We are subject to Chapter 7A of the MBCA, which provides that business combinations subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. Such requirements do not apply if (a) the corporation’s Board of Directors approves the transaction prior to the time the 10% or more owner becomes such or (b) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other shareholders in the open market, through private transactions or acquired through a tender offer. In addition to the requirements imposed by Chapter 7A of the MBCA, a business combination subject to Chapter 7A of the MBCA may not be effected without first obtaining the written opinion of an independent investment banker to the effect that the consideration to be paid to our shareholders is fair and reasonable.
      Control Share Statute. We are subject to Chapter 7B of the MBCA, which provides that control shares of a public company acquired in a control share acquisition have no voting rights except as granted by resolution approved by the shareholders of the company. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of pre-existing, disinterested shareholders. “Control shares” are outstanding shares which, but for Chapter 7B, when added to all other shares owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, directly or indirectly, acting alone or in a group, to exercise or direct the exercise of the voting power of the public corporation in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority.
      The shareholder resolution conferring voting rights on control shares must be approved by both

•	a majority of the votes cast by the holders of shares entitled to vote thereon, and if the proposed control share acquisition would, if fully carried out, result in any action which would require a vote as a class or series, by a majority of the votes cast by the holders of shares of each such class or series entitled to vote thereon; and

•	a majority of the votes cast by the holders of shares entitled to vote and a majority of the votes cast by the holders of shares of each class or series entitled to vote as a class or series, excluding all interested shares (which are shares owned by the acquiror and certain officers and employee directors).
      No such approval is required, however, for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or for certain other transactions described in Chapter 7B. Although control shares include, for the purpose of determining whether the thresholds have been met, shares beneficially owned by persons acting as a group, the formation of a group does not constitute a control share acquisition of shares held by members of the group.
      Under Chapter 7B, in the event that our shareholders approve full voting rights for the control shares acquired in a control share acquisition and the acquiring person has acquired a majority of all voting power of the corporation, our shareholders (other than the acquiring person) would have dissenters’ rights to receive the “fair value” of their shares from the corporation. In addition, upon meeting certain conditions enumerated in Article XII of our bylaws, control shares acquired in a control share acquisition are redeemable for their fair value at our option during certain periods specified in Chapter 7B. For each of these purposes, “fair value” is defined as a value not less than the highest per share price paid by the acquiring person in the control share acquisition.
      Shareholder Rights Plan. In January 1997, we adopted a Shareholder’s Rights Plan pursuant to which 2,000,000 shares of Series A Preference Stock are reserved under the plan for sale to holders of common stock. The common stock currently trades with a right to purchase such Series A Preference Stock. The right is intended to protect shareholders in the event of an unsolicited attempt to acquire us and becomes exercisable upon the occurrence of certain triggering events. The right is transferred automatically with the transfer of the common stock until separate rights certificates are distributed upon the occurrence of certain events. The right could have the effect of delaying, deferring or preventing a person from acquiring us or accomplishing a change in control of the Board of Directors. See “Description of Capital Stock – Preference Stock – Series A Preference Stock.”
DESCRIPTION OF DEBT SECURITIES
General
      Our senior debt securities and subordinated debt securities (collectively, for purposes of this section of the prospectus, the “Debt Securities”), consisting of notes, debentures and other evidence of indebtedness may be issued from time to time in one or more series, in the case of the Senior Debt Securities, under an indenture, dated as of October 23, 1998, as supplemented from time to time (the “Senior Indenture”)

between us and J.P. Morgan Trust Company, National Association, as trustee (the “Senior Indenture Trustee”), and in the case of the Subordinated Debentures, under an indenture, dated as of April 19, 2000, as supplemented from time to time (the “Subordinated Indenture”), between us and J.P. Morgan Trust Company, National Association, as trustee (the “Subordinated Indenture Trustee”). The term “Indenture Trustee,” as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The Senior Indenture and the Subordinated Indenture being sometimes referred to herein collectively as the “Indentures,” and individually as an “Indenture,” are filed, as exhibits to the Registration Statement to which this prospectus is a part and are available for inspection at the corporate trust offices of the Senior Indenture Trustee and the Subordinated Indenture Trustee, or as described under “Available Information.” The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act” or “TIA”).
      The following statements relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and the Debt Securities. All section references herein are to sections of the Indentures, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures and the Debt Securities. The Subordinated Debentures are further described under “Additional Description of Subordinated Debentures to be Issued to Trust” below.
Terms
      The Debt Securities will be our direct, unsecured obligations. The indebtedness represented by the Senior Debt Securities will rank on a parity with all our other unsecured and unsubordinated indebtedness. At March 31, 2005, we had approximately $456.5 million in outstanding debt that would rank equally with the Senior Debt Securities. The indebtedness represented by the Subordinated Debentures will be subordinated in right of payment to the prior payment in full of all our existing and future Senior Indebtedness, as described below under “Subordination.” At March 31, 2005, we had approximately $41.2 million in outstanding debt that would rank equally with the Subordinated Debentures. On March 31, 2005, we announced that $10.3 million of Subordinated Debentures would be redeemed on April 29, 2005.
      Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by our Board of Directors or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).
      Each Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be an Indenture Trustee of the trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by an Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities of which it is Indenture Trustee under the applicable Indenture.
      The prospectus supplement relating to the series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

(a) the title and any series of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debentures;

(b) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

(c) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(d) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

(e) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(f) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon us in respect of such Debt Securities and the applicable Indenture may be served;

(g) if applicable, whether the interest payment periods may be extended by us and, if so, the terms of any such extension;

(h) the period or periods within which, the price or prices at which, and other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at our option, if we are to have such an option;

(i) our obligation, if any, to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

(j) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined;

(k) provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified;

(l) any deletions from, modifications of or additions to the Events of Default or our covenants with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

(m) whether such Debt Securities will be issued in certificated or book-entry form;

(n) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(o) the applicability if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

(p) whether and under what circumstances we will pay any “Additional Amounts” as defined and contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities in lieu of making such payment; and

(q) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).
      The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (“Original Issue Discount Securities”). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.
      Except as set forth below under “Certain Covenants” and as may be set forth in any prospectus supplement, the Indentures will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of, or additions to the events of default or covenants of us that are described below, including any addition of a covenant or other provision providing event risk or similar protection.
Denominations, Interest, Registration and Transfer
      Unless otherwise described in the applicable prospectus supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable prospectus supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).
      Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium if any) and interest on any series of Senior Debt Securities will be payable at the corporate trust office of the Senior Indenture Trustee, and the principal of (and premium, if any) and interest on any series of Subordinated Debentures will be payable at the corporate trust office of the Subordinated Indenture Trustee; provided that, at our option, payment of interest on any series of Debt Securities may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 307 and 1002 of each Indenture).
      Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security (“Defaulted Interest”) will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).
      Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable prospectus supplement refers to any transfer agent (in addition to the applicable Indenture Trustee) initially designated by us with respect to any series of Debt Securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the trust will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).
      Neither we nor any Indenture Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (b) register the transfer of or exchange any Debt Security or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).
Merger, Consolidation or Sale
      The Senior Indenture provides that we will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either SEMCO shall be the continuing entity, or the successor entity (if other than SEMCO) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Senior Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Senior Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of SEMCO or any subsidiary as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no Event of Default under the Senior Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer’s certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803 of the Senior Indenture). The provisions of the Subordinated Indenture regarding merger, consolidation and sale are discussed in “Additional Description of Subordinated Debentures – Consolidation, Merger and Sale” below.
Certain Covenants

Limitations on Liens
      The Indentures provide that we shall not, and shall not cause or permit any subsidiary to, issue, assume or guarantee any debt secured by a lien upon any of our property or assets (other than cash) or that of such subsidiary, as applicable, without effectively providing that the outstanding Debt Securities (together with, if we so determine, any other indebtedness or obligation then existing or thereafter created ranking equally with such Debt Securities) shall be secured equally and ratably with (or prior to) such debt so long as such debt shall be so secured. The foregoing restriction on liens will not, however, apply to:

(a) liens in existence on the date of original issue of such Debt Securities;

(b) (i) any lien created or arising over any property which is acquired, constructed or created by us, or any of our Subsidiaries, but only if (A) such lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation, together with any costs, expenses, interest and fees incurred relation thereto or a guarantee given in respect thereof, (B) such lien is created or arises on or before 90 days after the completion of such acquisition, construction or creation and (C) such lien is confined solely to the property so acquired, constructed or created; or (ii) any lien to secure our debt or the debt of a subsidiary incurred in connection with a specifically identifiable project where the lien relates to and is confined to a property or properties (including, without limitation, shares or other rights of ownership in the entities which own such property or project) involved in such project and acquired by us or a subsidiary after the date of original issue of the Debt Securities of any series and the recourse of the creditors in respect of such debt is limited to any or all of such project and property (including as aforesaid);

(c) any lien securing amounts not more than 90 days overdue or otherwise being contested in good faith;

(d) (i) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for our benefit or the benefit of a subsidiary or in connection with the issuance of letters of credit for the benefit of us or a subsidiary; (ii) any lien securing our debt or the debt of a subsidiary incurred in connection with the financing of accounts receivable; (iii) any lien incurred or deposits made in the ordinary course of business, including, but not limited to, (A) any mechanics’, materialmens’, carriers’, workmens’, vendors’ or other like liens and (B) any liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security; (iv) any lien upon specific items of inventory or other goods and proceeds of us or a subsidiary securing obligations of us or a subsidiary in respect of bankers’ acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (v) any lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other obligations of like nature incurred in the ordinary course of business; (vi) any lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred in respect of the hedging or management of risks under transactions involving any currency or interest rate swap, cap or collar arrangements, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind; (vii) any lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business; and (viii) any lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business;

(e) liens in favor of us or a subsidiary;

(f) (i) liens on any property or assets acquired from a corporation which is merged with or into us or a subsidiary, or any liens on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a subsidiary of us and, in either such case, is not created in anticipation of any such transaction (unless such lien is created to secure or provide for the payment of any part of the purchase price of such corporation or other entity); (ii) any lien on any property or assets existing at the time of acquisition thereof and which is not created in anticipation of such acquisition (unless such lien was created to secure or provide for the payment of any part of the purchase price of such property or assets); and (iii) any lien created or outstanding on or over any asset of any person which becomes a subsidiary on or after the date of the issuance of such Debt Securities when such lien is created prior to the date on which such person becomes a subsidiary;

(g) (i) liens required by any contract or statute in order to permit us or a subsidiary to perform any contract or subcontract made by us or it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments by us or a subsidiary to such governmental unit pursuant to the provisions of any contract or statute; (ii) any lien securing industrial revenue, development or similar bonds issued by or for the benefit of us or a subsidiary; provided that such industrial revenue, development or similar bonds are nonrecourse to us or such subsidiary; and (iii) any lien securing taxes or assessments or other applicable governmental charges or levies;

(h) (i) any lien which arises pursuant to any order of attachment, distrait or similar legal process arising in connection with court proceedings and any lien which secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the execution or other enforcement of such lien arising pursuant to such legal process is effectively stayed and the claims secured thereby are being contested in good faith and, if appropriate, by appropriate legal proceedings, or any lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs and/or other expenses; or (ii) any lien arising by operation of law or by order of a court or tribunal or any lien arising by an agreement of similar effect, including, without limitation, judgment liens; or

(i) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, or any liens referred to in the foregoing clauses, for amounts not exceeding the principal amount of the Debt secured by the lien so extended, renewed or replaced, provided that such extension, renewal or replacement lien is limited to all or a part of the same property or assets that were covered by the lien extended, renewed or replaced (plus improvements on such property or assets) (Section 1011 of each Indenture).

Limitations on Sale and Leaseback Transactions
      The Indentures also provide that we will not, and will not permit any subsidiary to, enter into any arrangement with any person (other than us or a subsidiary), providing for the leasing to us or a subsidiary of any assets which have been or are to be sold or transferred by us or such subsidiary to such person (a “Sale and Lease-Back Transaction”) unless:

(a) such transaction involves a lease for a temporary period not to exceed three years;

(b) such transaction is between us or a subsidiary and an affiliate of ours;

(c) we would be entitled to incur debt secured by a lien on the assets or property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Debt Securities, pursuant to the limitation on liens described above;

(d) such transaction is entered into within 90 days after the initial acquisition by us of the assets or property subject to such transaction;

(e) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such Sale and Lease-Back Transactions does not exceed 10% of Consolidated Net Tangible Assets; or

(f) we or a subsidiary within the twelve months preceding the sale or transfer or the twelve months following the sale or transfer, regardless of whether such sale or transfer may have been made by us or such subsidiary, apply in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair value of the assets so leased at the time of entering into such arrangement (as determined by our Board of Directors or the Board of Directors of such subsidiary), (i) to the retirement of debt, incurred or assumed by us or a subsidiary, which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of incurring, assuming or guaranteeing such debt or (ii) to investment in any of our assets or the assets of any subsidiary (Section 1012 of each Indenture).

Existence
      Except as permitted under “Merger, Consolidation or Sale,” we will be required to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business (Section 1004 of each Indenture).

Maintenance of Properties
      We will be required to cause all of our material properties used or useful in the conduct of our business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1005 of each Indenture).

Insurance
      We will be required to, and will be required to cause each of our Subsidiaries to, keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable prospectus supplement, having a specified rating from a recognized insurance rating service (Section 1006 of each Indenture).

Payment of Taxes and Other Claims
      We will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon us or any subsidiary or upon our income, profits or property or, that of any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a material lien upon our property or that of any subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith (Section 1007 of each Indenture).

Provision of Financial Information
      Whether or not we are subject to Section 13 or 15(d) of the 1934 Act, we will be required, within 15 days of each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the Commission if we were so subject, to (i) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the 1934 Act if we were subject to such sections, (ii) file with the applicable Indenture Trustee copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the 1934 Act if we were subject to such Sections, and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder (Section 1008 of each Indenture).

Additional Covenants
      Any of our additional covenants with respect to any series of Debt Securities will be set forth in the prospectus supplement relating thereto.
Events of Default, Notice and Waiver
      Each Indenture provides that the following events are “Events of Default” with respect to any series of Debt Securities issued thereunder:

(a) default for 30 days in the payment of any installment of interest or “Additional Amounts”, or “Additional Interest”, as applicable, payable on any Debt Security of such series;

(b) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity;

(c) default in making any sinking fund payment as required for any Debt Security of such series;

(d) default in the performance or breach of any other covenant or warranty of ours contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture;

(e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled;

(f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or any significant subsidiary of ours (as defined in Regulation S-X promulgated under the 1933 Act); and

(g) any other event of default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture).
      If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium, if any, on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to us (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) we shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of such Indenture Trustee, and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture (Section 502 of each Indenture). Each Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby (Section 513 of each Indenture).
      Each Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any

Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders (Section 601 of each Indenture).
      Each Indenture provides that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any), interest on and Additional Amounts, or Additional Interest, as applicable, payable with respect to, such Debt Securities at the respective due dates thereof.
      Subject to provisions in each Indenture relating to its duties in case of default, each Indenture Trustee will not be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).
      Within 120 days after the close of each fiscal year, we will be required to deliver to each Indenture Trustee a certificate, signed by one of our several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009 of each Indenture).
      Additional provisions of the Subordinated Indenture regarding Events of Default are discussed in “Additional Description of Subordinated Debentures to be Issued to Trust – Subordinated Indenture Additional Events of Default” below.
Modification
      Modifications and amendments of either Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under each Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of principal of or interest payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, or Additional Amounts, or Additional Interest, as applicable, payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or currency, for payment of principal of (and premium, if any), or interest on, or any Additional Amounts, or Additional Interest, as applicable, payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security (Section 902 of each Indenture).
      The holders of not less than a majority in principal amount of outstanding Debt Securities issued under either Indenture will have the right to waive compliance by us with certain covenants in such Indenture (Section 1013 of each Indenture). Modifications and amendments of each Indenture will be permitted to be made by us and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes:

(a) to evidence the succession of another person to us as obligor under the applicable Indenture;

(b) to add to our covenants for the benefit of the holders of all or any series of Debt Securities or to surrender a right or power conferred upon us in the applicable Indenture;

(c) to add events of default for the benefit of the holders of all or any series of Debt Securities;

(d) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form; provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material aspect;

(e) to change or eliminate any provisions of the applicable Indenture; provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

(f) to secure the Debt Securities;

(g) to establish the form or terms of Debt Securities of any series;

(h) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trust imposed under the applicable Indenture by more than one Indenture Trustee;

(i) to cure any ambiguity, defect or inconsistency in the applicable Indenture; provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture in any material respect; or

(j) to supplement any of the provisions of such Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities; provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).
      Each Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, and (b) Debt Securities owned by us or any other obligor upon the Debt Securities or any affiliate of us or of such other obligor shall be disregarded (Section 104 of each Indenture).
      Each Indenture contains provisions for convening meetings of the holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting will be permitted to be called at any time by the applicable Indenture Trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at an reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).
      Notwithstanding the foregoing provisions, each Indenture provides that, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series, (a) there shall be no minimum quorum requirement for such meeting, and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504 of each Indenture).
Subordination
      Upon any distribution to our creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Debentures will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness defined below (Sections 1601 and 1602 of the Subordinated Indenture), but our obligation to make payment of the principal and interest on the Subordinated Debentures will not otherwise be affected (Section 1606 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Debentures at any time if (i) any Senior Indebtedness is not paid when due and any applicable grace period has ended or such default has not been waived; (ii) a default on Senior Indebtedness exists that permits the holders of such Senior Indebtedness to accelerate its maturity or (iii) notice has been given of the exercise of an option to require repayment or prepayment of Senior Indebtedness (Section 1603 of the Subordinated Indenture). After all Senior Indebtedness is paid in full and until the Subordinated Debentures are paid in full, holders will be subrogated to the rights of holders of Senior Indebtedness to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Indebtedness (Section 1605 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of the Subordinated Debentures.
      Senior Indebtedness is defined in the Subordinated Indenture as (i) any payment due in respect of indebtedness of a person, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by such person which, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which such person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), except for (a) any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures and (b) any unsecured indebtedness between or among such person or its affiliates. At March 31, 2005, Senior Indebtedness aggregated approximately $456.5 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Indebtedness.
      Upon payment in full of all amounts due on the Senior Indebtedness then outstanding, the rights of the holders of the Subordinated Debentures will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to such Senior Indebtedness until all amounts owing on the Subordinated Debentures are paid in full.
Discharge, Defeasance and Covenant Defeasance
      Under each Indenture, we may discharge certain obligations to holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Indenture Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and any Additional Amounts, or Additional Interest, as applicable, payable to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be (Section 401 of each Indenture).
      Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to Section 301 of such Indenture, we may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to pay Additional Amounts, or Additional Interest, as applicable, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) (“defeasance”) (Section 1402 of each Indenture) or (b) to be released from our obligations with respect to such Debt Securities under Sections 1004 to 1008, inclusive, and Sections 1011 and 1012 under such Indenture (being the restrictions described under “Certain Covenants”) or, if provided pursuant to such Indenture, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such Debt Securities (“covenant defeasance”) (Section 1403 of each Indenture), in either case upon the irrevocable deposit by us with the applicable Indenture Trustee, in trust, of an amount of money, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).
      The trust will only be permitted to be established if, among other things, we have delivered to the applicable Indenture Trustee an opinion of counsel (as specified in each Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of such Indenture (Section 1404 of each Indenture).
      “Government Obligations” means securities which are (a) direct obligations of the United States of America or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guarantee as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).
      In the event we effect covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under “Events of Default, Notice and Waiver” with respect to Sections 1004 to 1008, inclusive, and Sections 1011 and 1012 of either Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Indenture Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, we would remain liable to make payment of such amounts due at the time of acceleration.
      The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.
Global Securities
      The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the “Global Securities”) that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable prospectus supplement relating to such series.
Governing Law
      The Indentures, each Supplemental Indenture thereto, the Senior Debt Securities and the Subordinated Debentures will be governed by the laws of the State of New York.
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
      We may issue purchase contracts for the purchase or sale of our securities or securities of any entity unaffiliated with us, a basket of such securities, an index or indices of such securities, or any combination of the above as specified in the applicable prospectus supplement. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, at a purchase price that may be fixed at the time the purchase contract is issued or as may be determined by reference to a specific formula set forth in such purchase contract, all as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract, which may be a separate security. Purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such purchase contracts on the relevant settlement date (or other obligations thereunder) may constitute indebtedness. Accordingly, the purchase contracts may be issued under an agreement that constitutes an indenture that will be qualified under the Trust Indenture Act of 1939.
      The purchase contracts may be issued separately or as part of a purchase contract unit that consists of (a) a purchase contract and (b) debt securities offered pursuant to this prospectus, U.S. Treasury securities or other debt obligations of third parties, that may be used to secure the holders’ obligations under a purchase contract. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts or vice versa, and such payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations under these purchase contracts in a specified manner.
      A prospectus supplement will describe the terms of any purchase contracts or purchase contract units being offered. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the purchase contracts and, if applicable, collateral or depositary arrangements, relating to purchase contracts or purchase contract units. Some of the important United States federal income tax considerations applicable to the purchase contract units and purchase contracts will be discussed in the related prospectus supplement.
DESCRIPTION OF TRUST PREFERRED SECURITIES
      The trust may issue only one series of trust preferred securities having terms described in the prospectus supplement relating thereto. The trust agreement will be qualified as an indenture under the Trust Indenture Act and will contain the terms of trust preferred securities.
      The Property Trustee will act as indenture trustee for purposes of the Trust Indenture Act. The trust preferred securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as will be set forth in the trust agreement or made part of the trust agreement by the Trust Indenture Act and which will correspond to the terms of the Subordinated Debentures held by the trust and described in the prospectus supplement relating thereto.
      The prospectus supplement relating to the trust preferred securities of the trust will include the specific terms of the series of trust preferred securities being issued, including:

•	the distinctive designation of the trust preferred securities;

•	the number of trust preferred securities issuable by the trust;

•	the annual distribution rate (or method of determining such rate) for trust preferred securities and the date or dates upon which such distributions will be payable;

•	whether distributions on trust preferred securities will be cumulative, and, in the case of trust preferred securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on trust preferred securities will be cumulative;

•	the amount or amounts which will be paid out of the assets of the trust to the holders of trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the trust;

•	the obligation, if any, of the trust to purchase or redeem trust preferred securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which trust preferred securities will be purchased or redeemed, in whole or in part, pursuant to such obligation;

•	the voting rights, if any, of holders of trust preferred securities in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for approval by the holders of such trust preferred securities, as a condition to specified action or amendments to the trust agreement;

•	the terms and conditions, if any, upon which the Subordinated Debentures owned by the trust may be distributed to holders of trust preferred securities;

•	if applicable, any securities exchange upon which the trust preferred securities will be listed; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities not inconsistent with the trust agreement or with applicable law.
      We will guarantee distributions on trust preferred securities to the extent set forth below under “Description of the Trust Guarantee.” Certain United States federal income tax considerations applicable to trust preferred securities will be described in a prospectus supplement relating to the trust preferred securities.
      The trust will issue a series of trust common stock in connection with the issuance of trust preferred securities. Except for voting rights, the terms of trust common stock will be substantially identical to the terms of trust preferred securities. trust common stock will rank pari passu with trust preferred securities except that, upon an event of default under the trust agreement, the rights of holders of trust common stock to payments will be subordinated to the rights of holders of trust preferred securities. The trust common stock will also carry the right to vote to appoint, remove or replace any trustee of the trust. We will own all of the trust common stock.
Enforcement of Certain Rights by Holders of Trust Preferred Securities
      If an Event of Default as defined and provided in the trust agreement occurs and is continuing, then the holders of trust preferred securities of the trust would rely on the enforcement by the Property Trustee of the trust of its rights as a holder of the applicable series of Subordinated Debentures against us. In addition, the holders of a majority in aggregate liquidation amount of trust preferred securities of the trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Property Trustee or to direct the exercise of any trust or power conferred upon such Property Trustee under the trust agreement, including the right to direct such Property Trustee to exercise the remedies available to it as a holder of Subordinated Debentures provided that such direction shall not be in conflict with any rule of law or with the trust agreement, and could not involve such Property Trustee in personal liability in circumstances where reasonable indemnity would not be adequate. If such Property Trustee fails to enforce its rights under the Subordinated Debentures held by the trust, a holder of trust preferred securities of the trust may, to the extent permitted by law, institute a legal proceeding directly against us to enforce such Property Trustee’s rights under the trust agreement without first instituting any legal proceeding against such Property Trustee or any other entity or person, including the trust; it being understood and intended that no one or more of such holders shall have any right in any manner whatsoever by virtue of, or by availing of, any provision of the trust agreement to affect, disturb or prejudice the rights of any other of such holders or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under the trust agreement, except in the manner herein provided and for the equal and ratable benefit of all such holders. Notwithstanding the foregoing, a holder of trust preferred securities of the trust may institute a proceeding directly against us without first instituting a legal proceeding against or requesting that action be taken by such Property Trustee or any other Person for enforcement of payment to such holder of the principal of or interest on the Subordinated Debentures held by the trust having a principal amount equal to the aggregate stated liquidation amount of such trust preferred securities of such holder (a “Direct Action”) on or after the due dates specified or provided for in such Subordinated Debentures. In connection with such Direct Action, we will be subrogated to the rights of such holder of trust preferred securities under the trust agreement to the extent of any payment made by us to such holder of trust preferred securities in such Direct Action.
Description of Trust Guarantees
      The following is a summary of information concerning the guarantees of the trust preferred securities of the trust, which we refer to as the Trust Guarantee. The Trust Guarantee will be executed by us for the benefit of holders of trust preferred securities. The Trust Guarantee will be qualified as an indenture under the Trust Indenture Act. A prospectus supplement with respect to the trust preferred securities will identify the indenture trustee for purposes of the Trust Indenture Act (the “Trust Guarantee Trustee”).
      The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified by its entirety by reference to, the form of Trust Guarantee, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. The Trust Guarantee will be held by the Property Trustee for the benefit of holders of trust preferred securities.
General
      To the extent set forth in the Trust Guarantee, we will agree to pay in full the Guarantee Payments, described below, without duplication of amounts theretofore paid by or on behalf of the trust, as and when due regardless of defense, right of set off or counter-claim which we may have. The following payments or distributions are referred to herein as the Guarantee Payments and, with respect to trust preferred securities issued by the trust, to the extent not paid or made by the trust will be subject to the Trust Guarantee:

(a) any accrued and unpaid distributions on trust preferred securities, to the extent the trust has funds legally and immediately available therefor;

(b) the redemption price (the “Redemption Price”), to the extent the trust has funds legally and immediately available therefor with respect to trust preferred securities called for redemption; and

(c) upon voluntary or involuntary termination, dissolution or winding up of the trust (other than in connection with the distribution of Subordinated Debentures to holders of trust preferred securities or the redemption of all trust preferred securities), the lesser of:

(i) the aggregate of the liquidation amount and all accrued and unpaid distributions on such trust preferred securities to the date of payment, to the extent the trust has funds legally and immediately available therefor and

(ii) the amount of assets of the trust remaining available for distribution to holders of trust preferred securities in liquidation of the trust.
      The redemption price and liquidation amount will be fixed at the time the trust preferred securities are issued. Our obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by us to the holders of such trust preferred securities or by causing the trust to pay such amounts to such holders.
      The Trust Guarantee will not apply to any payment or distribution except to the extent the trust has funds legally available therefor. If we do not make interest payments on the Subordinated Debentures purchased by the trust, the trust will not pay distributions on such trust preferred securities issued by the trust and will not have funds legally available therefor. The Trust Guarantee, when taken together with our obligations under the Subordinated Debentures, the Subordinated Indenture and the trust agreement, including our obligation to pay costs, expenses, debt, and liabilities of the trust (other than with respect to the Trust Securities), will be a full and unconditional guarantee, on a subordinated basis, by us of payments due on the trust preferred securities from the time of issuance, but will not apply to the payment of distributions and other payments on the trust preferred securities when the Property Trustee does not have sufficient funds in the Property Account of the trust to make such distributions or other payments. If we do not make interest payments on the Subordinated Debentures held by the Property Trustee, the trust will not make distributions on the trust preferred securities and will not have funds available therefor. See “Additional Description of the Subordinated Debentures to be Issued to Trust – Certain Covenants.”
Amendment of Guarantee; Assignment
      Except for changes which do not materially adversely affect the rights of holders of trust preferred securities, the Trust Guarantee may be amended only with the approval of not less than 66 2/3% in liquidation amount of trust preferred securities issued by the trust. The manner of obtaining any such approval will be as set forth in Article Six of the trust agreement. The Trust Guarantee will bind the successors, assigns receivers, trustees and representatives of us and continue to benefit the Trust Guarantee Trustee and holders of trust preferred securities. Except in connection with a consolidation, merger, conveyance, transfer or lease involving us, permitted under Article Eight of the Subordinated Indenture, we may not assign its rights or delegate our obligations under the Trust Guarantee.
Termination of the Trust Guarantee
      The Trust Guarantee will terminate as to the trust preferred securities issued by the trust (a) upon full payment of the Redemption Price of all trust preferred securities of the trust, (b) upon distribution of Subordinated Debentures held by the trust to the holders of and in exchange for trust preferred securities or (c) upon full payment of amounts payable in accordance with the trust agreement upon liquidation of the trust. See “Status of the Trust Guarantee” and “Additional Description of Subordinated Debentures to be Issued to Trust – Subordinated Indenture Additional Events of Default” for a description of the events of default and enforcement rights of the holders of Subordinated Debentures. The Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must repay any sums paid to them under the trust preferred securities or Trust Guarantee.
Events of Default
      An event of default under a Trust Guarantee will occur if we fail to make the payments required by the Trust Guarantee. The holders of a majority in liquidation amount of trust preferred securities relating to such Trust Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trust Guarantee Trustee or to direct the exercise of any trust or power conferred upon such Trust Guarantee Trustee under the Trust Guarantee. If the Trust Guarantee Trustee fails to enforce such Trust Guarantee, any holder of record of trust preferred securities relating to such Trust Preferred Guarantee may institute a legal proceeding directly against us to enforce the Trust Guarantee Trustee’s rights, without first instituting any other legal proceeding.
Status of Trust Guarantee
      The Trust Guarantee will constitute our unsecured obligation and will rank:

(a) subordinate and junior in right of payment to all of our other liabilities, including the Subordinated Debentures, except those made pari passu or subordinate by their terms;

(b) pari passu with the most senior preferred or preference stock which may now or hereafter be issued or guaranteed by us; and

(c) senior to our Common Stock.
      The terms of the trust preferred securities provide that each holder of trust preferred securities issued by the trust, by acceptance thereof, agrees to the subordination provisions and other terms of the Trust Guarantee relating thereto. The Trust Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under such Trust Guarantee without instituting a legal proceeding against any other person or entity). The Trust Guarantee will be deposited with the applicable Guarantee Trustee to be held for the benefit of the holders of such trust preferred securities. Except as otherwise noted herein, the Guarantee Trustee has the right to enforce the Trust Guarantee on behalf of the holders of the related trust preferred securities. Except as described under “Termination of the Trust Guarantee” above, the Trust Guarantee will not be discharged except by payment of the Guarantee Payments in full (without duplication of amounts theretofore paid by the trust).
Information Concerning the Trust Guarantee
      The Trust Guarantee Trustee, prior to the occurrence of a default with respect to the Trust Guarantee and after the curing of all such defaults that may have occurred, undertakes to perform only such duties as are specifically set forth in the Trust Guarantee and, during the continuance of any default, will exercise the same degree of care as a prudent individual would exercise in the conduct of such individual’s own affairs. Subject to such provisions, the Trust Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Trust Guarantee at the request of any holder of trust preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby; but the foregoing shall not relieve the Trust Guarantee Trustee, upon the occurrence of an Event of Default under such Trust Guarantee, from exercising the rights and powers vested in it by such Trust Guarantee. The Trust Guarantee Trustee also serves as Property Trustee. We and our officers and directors have no material relationship with the initial Trust Guarantee Trustee other than normal banking relationships.
Governing Law
      The Trust Guarantee will be governed by the laws of the State of New York.
THE AGREEMENT AS TO EXPENSES AND LIABILITIES
      Pursuant to an Agreement as to Expenses and Liabilities to be entered into by us under the trust agreement, we will irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of the trust other than obligations of the trust to pay to the holders of the related Trust Securities or other similar interests in the trust the amounts due such holders pursuant to the terms of the Trust Securities or such other similar interests, as the case may be.
ADDITIONAL DESCRIPTION OF SUBORDINATED DEBENTURES TO BE ISSUED TO TRUST
      Set forth below is a description of the terms of the Subordinated Debentures which the trust will hold as trust assets. The general provisions of the Subordinated Debentures are set forth under “Description of Debt Securities” above. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Indenture (as defined in “Description of Debt Securities” above), as supplemented by the Supplemental Indenture creating the Subordinated Debentures. The Subordinated Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Subordinated Debentures will include those stated in the Subordinated Indenture and the related Supplemental Indenture and those made a part of the Subordinated Indenture by reference to the Trust Indenture Act.
      Upon a dissolution of the trust, Subordinated Debentures held by the trust may be distributed to the holders of Trust Securities in liquidation of the trust.
      If any Subordinated Debentures are distributed to holders of trust preferred securities, we will use our best efforts to have such Subordinated Debentures traded on the same stock exchange as the related trust preferred securities are traded.

General
      Subordinated Debentures will be issued in a principal amount equal to the aggregate stated Liquidation Amount of trust preferred securities plus our investment in trust common stock.
      The entire principal amount of the Subordinated Debentures held by the trust will mature and become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as defined herein), if any, on the date set forth in the applicable prospectus supplement.
      The covenants contained in the Subordinated Debenture Indenture would not necessarily afford protection to holders of the Subordinated Debentures in the event of a decline in our credit quality resulting from takeovers, recapitalizations or similar restructurings.
      If Subordinated Debentures held by the trust are distributed to holders of trust preferred securities of the trust in liquidation of such holders’ interests in the trust, such Subordinated Debentures will initially be issued as a Global Security. Under certain limited circumstances, Subordinated Debentures may be issued in certificated form in exchange for a Global Security. In the event Subordinated Debentures are issued in certificated form, such Subordinated Debentures will be in denominations as specified in the applicable prospectus supplement and integral multiples thereof and may be transferred or exchanged at the offices described therein. Payments on Subordinated Debentures issued as a Global Security will be made to the Depositary for the Subordinated Debentures. In the event Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Subordinated Debentures will be registrable and Subordinated Debentures will be exchangeable for Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Debt trustee in New York, New York; provided, that payment of interest may be made at our option by check mailed to the address of the persons entitled thereto.
      The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event we are involved in a highly leveraged transaction.
Certain Covenants
      If (a) there has occurred any event that would constitute an Indenture Event of Default or (b) we are in default with respect to our payment of any obligations under the Trust Guarantee, then (i) we may not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of our capital stock (other than (A) purchases or acquisitions of shares of our common stock in connection with the satisfaction by us of our obligations under any employee benefit plans or any other contractual obligation of ours (other than a contractual obligation ranking pari passu with or junior to the Subordinated Debentures); (B) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock; or (C) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged); (ii) we may not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by us which rank pari passu with or junior to the Subordinated Debentures; and (iii) we may not make any guarantee payments with respect to the foregoing.
Optional Redemption
      We will have the right to redeem the Subordinated Debentures, in whole or in part, from time to time, without premium or penalty, on or after the date set forth in the applicable prospectus supplement, upon not less than 30 or more than 60 days’ notice, at a redemption price equal to a percentage of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest (as defined herein), if any, to the Redemption Date, as specified in the applicable prospectus supplement. Upon the occurrence of a “Special Event”, we may, upon not less than thirty (30) or more than 60 days notice, within 90 days following the occurrence thereof and subject to the terms and conditions of the

Subordinated Indenture, redeem such Subordinated Debentures, in whole, at a price equal to 100% of the principal amount to be redeemed plus any accrued but unpaid interest (including Additional Interest, if any) to the Redemption Date. In the event of redemption of such Subordinated Debentures in part only, new Subordinated Debentures for the unredeemed portion shall be issued in the name or names of the holders thereof upon the surrender thereof.
Interest
      Each Subordinated Debenture will bear interest at the rate set forth in the applicable prospectus supplement from the original date of issuance, payable quarterly in arrears on dates which will be specified in the prospectus supplement (each, an “Interest Payment Date”), to the person in whose name such Subordinated Debenture is registered, subject to certain exceptions, on the record date specified in the applicable prospectus supplement.
      The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on such date.
Option to Extend Interest Payment Period
      Except to the extent set forth in the applicable prospectus supplement, we will have the right at any time to defer payments of interest on Subordinated Debentures by extending the interest payment period for up to 20 consecutive quarters. At the end of such an Extension Period, we will pay all interest then accrued and unpaid (including any Additional Interest, together with interest thereon at the rate specified and to the extent permitted by applicable law). We covenant in the Supplemental Indenture for the benefit of the holders of a series of Subordinated Debentures, that, subject to the next succeeding sentence, (a) we shall not declare or pay any dividend on, or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, and (b) we shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees other than the Trust Guarantee) issued by us which rank pari passu with or junior to said series of Subordinated Debentures (i) if at such time we shall have given notice of our election to extend an interest payment period for a series of Subordinated Debentures and such extension shall be continuing or (ii) if at such time an Event of Default with respect to a series of Subordinated Debentures shall have occurred and be continuing. The preceding sentence, however, shall not restrict (A) any of the actions described in the preceding sentence resulting from any reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock, (B) repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase and dividend reinvestment plan, and (C) dividends or distributions in our capital stock, or (D) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.
      Prior to the termination of any such Extension Period for a series of Subordinated Debentures, we may further defer payments of interest on such Subordinated Debentures, by extending the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof for such series of Subordinated Debentures may not exceed 20 consecutive quarters or extend beyond the maturity of such series of Subordinated Debentures.
      Upon the termination of any Extension Period for a series of Subordinated Debentures, and the payment of all accrued and unpaid interest on the Subordinated Debentures then due, we may select a new Extension Period for such series of Subordinated Debentures, as if no Extension Period had previously been declared, subject to the above requirements. No interest on a series of Subordinated Debentures during an Extension Period, except at the end thereof, will be due and payable on such series of Subordinated Debentures.
      If the Property Trustee is the sole holder of the Subordinated Debentures, we will give the Administrative Trustees and the Property Trustee notice of our selection of such Extension Period for such series of Subordinated Debentures one Business Day prior to the earlier of (i) the next succeeding date on which distributions on the related trust preferred securities are payable or (ii) the date the trust is required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of such trust preferred securities on the record date or the date such distribution is payable, but in any event not less than one Business Day prior to such record date. The Administrative Trustees shall give notice of our selection of such Extension Period to the holders of such trust preferred securities. If the Property Trustee is not the sole holder of a series of Subordinated Debentures, we will give the holders of such Subordinated Debentures notice of our selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date we are required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of such Subordinated Debentures, but in any event at least two Business Days before such record date.
      We have no present intention to defer interest payments.
Additional Interest
      If the trust is required to pay any taxes, duties, assessments or other governmental charges (other than withholding taxes) imposed by the United States, or any other taxing authority, we will pay as additional interest (“Additional Interest”) such additional amounts as shall be required so that the net amounts received and retained by the trust after paying any such charges will be equal to the amount the trust would have received had no such charge been imposed.
Subordinated Indenture Additional Events of Default
      In addition to the Events of Default described under “Description of Debt Securities – Events of Default,” the following will be an additional Event of Default: the voluntary or involuntary dissolution, winding up or termination of the trust except in connection with (a) the distribution of Subordinated Debentures to holders of Trust Securities in liquidation of the trust; (b) the redemption of all outstanding Trust Securities of the trust, or (c) certain mergers or consolidations permitted by the trust agreement.
      The holders of not less than a majority in aggregate principal amount of Subordinated Debentures may waive any past default, except (a) a default in payment of principal, premium, interest or Additional Interest (unless such default has been cured and a sum sufficient to pay all installments due otherwise than by acceleration has been deposited with the Subordinated Debenture Trustee) or (b) a default in a covenant or provision which under Article Nine of the Subordinated Indenture may not be modified or amended without the consent or each holder of a Subordinate Debenture. The holders of trust preferred securities in certain circumstances have the right to direct the Property Trustee to exercise its rights as holder of Subordinated Debentures.
Payment and Paying Agents
      Payment of principal and premium (if any) on Subordinated Debentures will be made only if the holder of Subordinated Debentures surrenders them to the Paying Agent of the Subordinated Debentures.
      Principal of and any premium and interest, if any, on Subordinated Debentures will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as we may designate from time to time pursuant to the Subordinated Debenture Indenture. Payment of interest on the Subordinated Debentures on any Interest Payment Date will be made to the person in whose name the Subordinated Debenture (or predecessor security) is registered at the close of business on the Regular Record Date for such interest payment.
      The Subordinated Indenture Trustee will act as Paying Agent with respect to the Subordinated Debentures. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent at the place of payment.
Consolidation, Merger and Sale
      The Subordinated Indenture provides that we will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than SEMCO) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume the payment of the principal of (and premium, if any) and interest on all of the Subordinated Debentures and the due and punctual performance and observance of all of the covenants and conditions contained in the Subordinated Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation ours or any subsidiary as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no Event of Default under the Subordinated Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer’s certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803 of the Subordinated Indenture).
Information Concerning Subordinated Indenture Trustee
      The Subordinated Indenture Trustee, prior to default and after the curing of all defaults, if any, undertakes to perform only such duties as are specifically set forth in the Subordinated Indenture and, after a default (that has not been cured or waived), will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Indenture at the request of any holder of Subordinated Indentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby; but the foregoing will not relieve the Subordinated Indenture Trustee, upon the occurrence of an Indenture Event of Default, from exercising the rights and powers vested in it by the Subordinated Indenture. The Subordinated Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Subordinated Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
Miscellaneous
      We will have the right at all times to assign any of our rights or obligations under the Subordinated Indenture to a direct or indirect wholly-owned subsidiary of ours; provided that, in the event of any such assignment, we will remain liable for all of such obligations. Subject to the foregoing, the Subordinated Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Subordinated Indenture provides that it may not otherwise be assigned by the parties thereto.
EFFECT OF OBLIGATIONS UNDER SUBORDINATED DEBENTURES AND
TRUST PREFERRED SECURITIES GUARANTEE
      As long as payments are made when due on Subordinated Debentures, the trust will have sufficient funds to be able to make all appropriate payments on Trust Securities. This is primarily because (a) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (b) the interest rate and interest and other payment dates on the Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Securities; (c) we will pay for all costs and expenses of the trust; and (d) the trust agreement provides that the trustees may not cause or permit the trust to, among other things, engage in any activity that is not consistent with the purposes of the trust.
      Payments of distributions and other payments due on the trust preferred securities (to the extent funds are available therefor) are guaranteed by us to the extent set forth under “Description of the Trust Guarantee.” If we do not make interest payments on Subordinated Debentures, it is expected that the trust will not have sufficient funds to pay distributions on its trust preferred securities. The Trust Guarantee is a full and unconditional guarantee, but does not apply to any payment unless the trust has sufficient funds for such payment.
      If we fail to make payments on Subordinated Debentures when due (taking into account any Extension Period), the trust agreement will provide a mechanism whereby holders of trust preferred securities may direct the Property Trustee to enforce its rights, including proceeding directly against us. If the Property Trustee fails to enforce its rights, a holder of trust preferred securities may sue us directly to enforce those rights, without first instituting legal proceedings against the trust, the Property Trustee or any other person or entity.
      If we fail to make payments under the Trust Guarantee, the Trust Guarantee provides a mechanism whereby the holders of trust preferred securities may direct the Trust Guarantee Trustee to enforce its rights. If the Trust Guarantee Trustee fails to enforce its rights, any holder of trust preferred securities may institute a legal proceeding against us directly to enforce those rights without first instituting legal proceedings against the trust, the Trust Guarantee Trustee or any other person or entity.
      Pursuant to an Agreement as to Expenses and Liabilities to be entered into by us under the trust agreement, we will irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of the trust other than obligations of the trust to pay to the holders of the related Trust Securities or other similar interests in the trust the amounts due such holders pursuant to the terms of the Trust Securities or such other similar interests, as the case may be.
      The above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee by us of payments due on trust preferred securities to the extent of funds available to the trust.
PLAN OF DISTRIBUTION
      We may sell the securities offered pursuant to this prospectus in one or more series in any of three ways: (a) through underwriters or dealers; (b) through agents; or (c) directly to a limited number of purchasers or to a single purchaser, or through a combination of any of the foregoing methods of sale.
Through Underwriters or Dealers
      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at the initial public offering price or at varying prices determined at the time of the sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more managing underwriters. The underwriter or underwriters with respect to offered securities will be named in the prospectus supplement relating to the offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to some conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

Through Agents
      Offered securities may be sold through agents designated by us from time to time. A prospectus supplement will set forth the name of any agent involved in the offer or sale of the offered securities for which the prospectus supplement is delivered as well as any commissions that we will pay to that agent. Unless otherwise indicated in the prospectus supplement, that agent will be acting on a reasonable best efforts basis for the period of its appointment.
Directly
      We may sell the offered securities directly to one or more purchasers. In this case, no underwriters or agents would be involved.
General Information
      The prospectus supplement with respect to the offered securities will set forth the terms of the offering of the offered securities, including:

(a) the name or names of any underwriters, dealers or agents;

(b) the purchase price of the offered securities and the proceeds to us from their sale;

(c) any underwriting discounts, agents’ commissions and other items constituting underwriting compensation;

(d) any initial public offering price; and

(e) any discounts or concessions allowed or re-allowed or paid to dealers.
      Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
      Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the 1934 Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the particular offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions.
      Unless otherwise specified in a prospectus supplement, except for our common stock, which is listed on the New York Stock Exchange, the securities will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the securities, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the securities. The prospectus supplement will state, if known, whether or not any broker-dealer intends to make a market in the securities. If no such determination has been made, the prospectus supplement will so state.
      We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

      We or one of our affiliates may lend or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.
      Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including certain liabilities under the 1933 Act, as amended, or to contribution by us with respect to payments which those agents, underwriters and dealers may be required to make in respect thereof. Agents, dealers and underwriters may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
VALIDITY
      Mark Prendeville, Deputy General Counsel of SEMCO Energy, Inc. and Troutman Sanders LLP, special counsel to SEMCO Energy, Inc., will issue opinions about the legality of the offered securities for us. As of April 1, 2005, partners of Troutman Sanders LLP own less than one percent of our common stock. Certain matters relating to the formation of SEMCO Capital Trust III and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreements will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to the Trust and SEMCO Energy, Inc. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.